0 2	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	0 3

0 4	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

L E T T E R   T O  S H A R E H O L D E R S

Dear Fellow Shareholders,

I sit down to write this letter at a time when the hydrogen fuel cell future seems increasingly clouded in uncertainty. Competing automotive technologies such as hybrid electrics and advanced diesels are making headlines while the pundits are dismissing fuel cells as too costly, too frail or too fraught with challenges. Early optimism around fuel cell commercialization has been replaced in many cases with discouragement and pessimism. While I won’t deny the considerable challenges we continue to face, if I might borrow the words of Mark Twain, “the reports of our death have been greatly exaggerated.” It’s worth noting that in 1901, two years before that historic day at Kitty Hawk, Wilbur Wright told his brother, Orville, that it would take at least 50 years before man could learn to fly.

C O M M E R C I A L I Z A T I O N  C H A L L E N G E

The timeline to commercialization of automotive fuel cells will be determined by a combination of factors including free market competition, regulatory action, oil price and availability trends, and technical readiness. While we can’t do much to affect the first three factors, it’s the final category – technical readiness - where we can, and will, exert our influence. In March 2005 we unveiled our technology “road map,” detailed on pages 2 and 3 of this report, which outlines our plan to demonstrate commercially viable automotive fuel cell stack technology by 2010.

          Ballard is not alone in this commitment. General Motors has also publicly stated its intention to demonstrate commercially viable fuel cell technology by 2010.

Ballard’s technology “road map” provides an effective means by which investors can evaluate our progress over the next five years. Given the normal automotive product development cycle time, it’s possible that vehicles containing our 2010 technology could be introduced two to four years later.

          The emergence of hybrid electric vehicles has raised questions about their impact on the fuel cell commercialization timetable. We believe hybrids represent an important and helpful step on the road to a fuel cell future. Hybrids are changing the way cars are built. Their sophisticated electric drive systems and load sharing architecture provide enabling technology that is directly applicable to fuel cell powered vehicles. Equally important, they help create consumer demand for more environmentally friendly vehicles. But hybrid electrics are not the end game.

          A hybrid electric vehicle relies on a complex dual powertrain system with up to 50% more moving parts than a conventional internal combustion engine powertrain. These added parts mean more weight, more cost and less reliability. More importantly, hybrids still must burn fossil fuel creating urban pollutants and greenhouse gases. Hybrids are, however, a useful interim step toward the more complete solution that fuel cells provide.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	0 5

L E T T E R  T O  S H A R E H O L D E R S  C O N T I N U E D

A  S U S T A I N A B L E  B U S I N E S S  M O D E L

Investor interest in the timetable for fuel cell commercialization is driven by the concern for sustainability. As the timeline has moved out, the obvious question arises: “ Will Ballard have the staying power to deliver on its promise?”

          We finished 2004 with a strong cash position -- just over $280 million in cash and commitments. The primary drivers of our cash consumption continue to be the research and development required to advance the technology and execute our roadmap. We will maintain the spending needed to ensure our industry leadership, but at the same time will continue to carefully manage our controllable costs and conserve our cash resources.

          The best path to long-term sustainability is to focus on markets characterized by large volume, strong socio-economic drivers and the ability to secure development funding - from customers, channel partners, and/or government sources. The two markets that best fit these criteria are global transportation and residential co-generation in Japan.

          The residential co-generation market in Japan offers the best near term commercialization opportunity in stationary power generation. The combination of strong government support, high efficiency and able partners in place to handle the systems integration makes this market an ideal target for Ballard. We will aggressively pursue the Japanese co-generation market, with the goal of capturing market share leadership in 2005

          The broader market for portable and stationary backup power is extremely price sensitive, with limited near-term potential. As we climb down the cost curve of our technology “Road Map”, and achieve the economies of scale available with automotive volume, we will be in a very strong position to leverage that low cost automotive platform to compete with conventional incumbents in the power generation market.

          In 2005 we will continue our efforts to formalize a strategic relationship with a non-Alliance automotive manufacturer, with the goal of securing additional funding. At the same time, we are focused on building reliable, repeatable revenue streams from our current sources including prototypes, engineering services, derivative product sales and aftermarket support. We are also exploring, as part of our flexible business model, new sources of revenue from contract services, licensing and component sales.

A  S T R A T E G Y  F O C U S E D  O N  S U P E R I O R  T E C H N O L O G Y,  C O M M I T T E D  C U S T O M E R S  A N D  S M A R T,  C R E A T I V E  P E O P L E

The sustainability of our business model was furthered in 2004 by our decision to focus on our core competency: fuel cell stack design, development and manufacture. We reduced our commitments to fuel cell support systems development in both the automotive and power generation markets. Going forward we will rely on our automotive customers and partners for the fuel cell support system. Similarly, in the power generation market we will rely on systems developers to do the balance-of-plant and systems integration while we focus on providing best-in-class fuel cell stack performance, cost and durability.

          The challenges faced by any company trying to develop new technology are huge and require adjustments and recalibrations. Long-term investors know we have changed our strategy over the years as conditions in our industry have changed. However, our past, present and future strategies are united around three common commitments: the commitment to superior technology; the commitment to strong, long-term relationships with customers and partners; and the commitment to recruit, hire develop and retain the very best people.

A C H I E V E M E N T S  I N  2 0 0 4

In 2004, we achieved or partially achieved seven of our eight corporate goals, as detailed on Page 10 of this report.

          We are proud that in the past year, vehicles powered by Ballard fuel cells drove more than 925,000 kilometers. These vehicles are not concept cars. They are buses, vans and passenger vehicles being driven by real-world customers including transit agencies in 12 cities around the world. These demonstration programs are helping to develop public understanding, support and demand for fuel cell vehicles. The learnings we are gathering from testing our fuel cells in real-world driving conditions will help ensure that successive generations of our technology meet the needs of automotive manufacturers as they ready their fuel cell vehicles for commercial introduction.

0 6	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

          We recorded an important milestone last year by demonstrating the ability of our fuel cell stack technology to meet critical performance standards necessary to achieve commercialization. In a single fuel cell stack design, we proved the durability of our technology by operating continuously for 2,200 hours. We showed our technology could start reliably in freezing temperatures. We achieved this record-setting performance while at the same time reducing the platinum catalyst loading by 30 percent. We know that some of our competitors have demonstrated advances in one, or even two, of these fundamentals. However, we believe we are the first fuel cell developer to demonstrate advance in all three fundamentals at once. And that is a mark of leadership.

          Late last year, we began shipping our Mk 1030 fuel cell stacks to our Japanese joint venture company, EBARA Ballard, for installation and commissioning during Tokyo Gas’ limited commercial launch of its residential 1 kilowatt combined heat and power stationary fuel cell generator. This purpose-built fuel cell system steam reforms natural gas to create hydrogen, and then uses that hydrogen to power a Ballard fuel cell stack, with the overall system providing 100 per cent of the hot water needs for the household, and its first kilowatt of power. In addition to Tokyo Gas, EBARA Ballard is working with Osaka Gas and Toho Gas. We expect to ship hundreds of fuel cell stacks this year, and anticipate momentum to continue to build over the next several years.

A  L O N G  TE R M  V I E W  O F  T H E  H Y D R O G E N  E C O N O M Y

We hear a lot of concern that the cost of building a fueling infrastructure will impede the development of a motor vehicle industry based on hydrogen. We disagree. Estimates to build a hydrogen delivery infrastructure in North America range from $12 billion (General Motors) to $19 billion (Shell). That may sound like a lot of money until you consider that the petroleum industry currently spends $11 billion annually just to maintain the existing fuel distribution system or that the cable TV industry has spent $85 billion over the last seven years to build out its infrastructure.

          A competitive marketplace will rise up to meet the demand of paying customers. Today there are already more than 80 hydrogen fueling stations in place to support about 200 fuel cell vehicles in active service worldwide. We have no doubt that the infrastructure will expand to keep pace with demand. Initiatives in California, Florida and seven North Eastern states from New York to Maine will help spur this development.

          We know it is challenging to be an investor in the hydrogen and fuel cell industry today. The critics, the doubters, the protectors of the status quo, emphasize the long timelines, the large investments and the significant challenges that remain before hydrogen and fuel cell technologies will become a part of our everyday life.

          We prefer, however to focus on the opportunities. The opportunity to provide for environmentally sound economic growth with clear skies, clean water and a stable climate. The opportunity for developing economies to provide their citizens with personal mobility without suffering massive health consequences from hopelessly polluted urban air. The opportunity for every economy, large and small, developed or developing, to become energy self-sufficient. These are the opportunities that inspire and motivate us.

          We are working closely with our industry colleagues to encourage governments around the world to create supportive environments for the realization of a hydrogen economy, powered by fuel cells. We have laid out a clear “Road Map” to commercialization. We are priviledged to work with partners such as DaimlerChryslerAG and Ford Motor Company who have a clear vision of an automotive industry powered by fuel cells and hydrogen. And we’re blessed with a team of truly exceptional Ballard people who believe they have the “Power to Change the World.®”

          On behalf of the entire management team and all the dedicated employees of Ballard, we thank you for your continued support.

“Dennis Campbell”

DENNIS CAMPBELL
President and Chief Executive Officer
March 31, 2005

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	0 7

C H A I R M A N ’ S  M E S S A G E

Dear Fellow Shareholders,

Ballard’s Board of Directors strongly supports the strategy and direction outlined in the CEO letter from Dennis Campbell. Underpinning this business direction is a strong commitment to excellence in corporate governance. This commitment is reflected in the Board’s approach and processes for the oversight of Ballard’s corporate strategy and goals, financial results, internal controls, management performance and compensation, leadership succession, shareholder communications and risk management.

Our Board consists of a diverse group of Directors from Canada, U.S. and Germany, with a broad range of skills including finance, marketing, technology, operations and product development expertise. Our Directors bring experience from a wide range of industries, including information technology, telecommunications, automotive, power generation, industrial equipment, building products, food and beverage and financial services.

          Our Board consists of a majority of independent Directors. Furthermore, all members of the Board of Directors, with the exception of Dennis Campbell, our President & CEO, are unrelated Directors. Under our unique alliance relationship with DaimlerChrysler and Ford, they each currently have rights to appoint two Directors to our Board. Through the participation of these individuals on our Board, we have been able to gain invaluable insight into the automotive industry. Our Board conducts two in-camera sessions without management at the conclusion of each Board meeting - one including the independent Directors and the alliance Directors, and a second one with just the independent Directors.

          During 2004, our Board of Directors met eight times, including a two-day meeting focused on our corporate strategy. Ballard operates in a dynamic industry and our Board of Directors continually monitor the progress made against the execution of our strategy and objectives.

          Our Board of Directors has established three standing committees to which certain Board responsibilities have been delegated. The Audit Committee consists entirely of independent Directors and has oversight responsibility for financial statements and financial reporting, internal accounting and financial controls, the audit engagement and process, and risk management. The Audit Committee also reviews and approves related party transactions. The Audit Committee has at least one member who qualities as an Audit Committee financial expert under the applicable securities regulations, and all of the Audit Committee members are financially literate. The Management Development, Nominating & Compensation Committee also consists entirely of independent Directors and has oversight responsibility for management development and executive succession, compensation and Director nominations. The Corporate Governance Committee consists of a majority of independent Directors and has oversight responsibility for corporate governance, Board compensation, Board performance and Director education. Each of our independent Directors are members of at least one Board committee. In addition, each committee meeting is open to all non-member Directors to attend as observers, and the Chairman of the Board regularly attends the meetings of all of the committees.

          In addition to the three standing committees, our Board has also established a Special Committee consisting of all of our independent Directors for the purpose of evaluating the related-party transaction with DaimlerChrysler and Ford which is discussed later in this Annual Report. I look forward to having this transaction completed in the near future and the Corporation being more strongly positioned to continue its focus on technology leadership and its core business.

0 8	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

          One of our directors, Charles Baillie, will not be standing for re-election this year. On behalf of the Board of Directors, I would like to thank Mr. Baillie for his numerous and valuable contributions. At the same time, I am very pleased that Mr. David Sutcliffe will be standing for election to the board at our upcoming annual shareholders’ meeting.

          Corporate governance is always at the forefront of our minds. Over the past few years, we have implemented numerous improvements in our corporate governance practices in areas such as Board compensation, Director and Officers share ownership requirements, Board and Director performance evaluations and general Board processes, all of which have resulted in significantly improved rankings in various corporate governance surveys. In 2004, we implemented Director peer evaluations which served as a valuable tool for performance evaluation and feedback. In addition, I met with each of the Directors to address their individual performance and to discuss areas for improvement at both the individual Director and collective Board levels. This evaluation and feedback process was also utilized to develop specific improvement priorities for the Board.

          As Chairman of the Board, I am proud of the commitment of our Board members and am confident that we have a management team in place that can successfully execute our strategy and goals.

“John Sheridan”

JOHN SHERIDAN
Chairman of the Board of Directors
March 31, 2005

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	0 9

O B J E C T I V E S  2 0 0 5

Achieve technology development milestones:

☐   Demonstrate next generation automotive fuel cell stack technology that meets -25° C freeze start, costs less than $85/kW when manufactured in high volumes and achieves at least 2,000 hours of lifetime.

☐   Demonstrate next generation automotive fuel cell electric drive technology.

☐   Introduce next generation 1 kW combined heat and power fuel cell stack technology.

Extend leadership in cumulative on-road operational experience:

☐   Achieve more than 2,000,000 kilometers of cumulative on-road operational experience by Ballard-powered vehicles.

Enhance strategic relationships:

☐   Secure a new strategic relationship with at least one non-Alliance automotive fuel cell customer.

Develop the power generation market:

☐   Capture market share leadership of the Japanese 1 kW combined heat and power fuel cell generator market.

Enhance world class manufacturing capability:

☐   Implement Six Sigma tools and methodologies in fuel cell manufacturing.

Extend financial sustainability:

☐   Achieve cash consumption target of between $85 million and $100 million, defined as cash requirements from operations and capital expenditures.

0 8	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

Management's Discussion and Analysis + Financial Statements

driving toward the future

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	1 1

M A N A G E M E N T ’S D I S C U S S I O N  A N D  A N A L Y S I S

This report contains forward-looking statements reflecting Ballard Power Systems Inc.’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities and Exchange Act of 1934, as amended. Investors are cautioned that all forward-looking statements involve risk and uncertainties including, without limitation, our ability to develop commercially viable proton exchange membrane (“PEM”) fuel cell products; our ability to provide the capital required for research, product development, operations and marketing; product development delays; our ability to implement our five-year plan; changing environmental regulations; our ability to attract and retain business partners; competition from other fuel cell manufacturers; other advanced and existing power technologies; evolving markets for generating electricity and vehicle power; and our ability to protect our intellectual property. These factors should be considered carefully and readers should not place undue reliance on Ballard’s forward-looking statements.

B A S I S  O F  P R E S E N T A T I O N

The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2004. The Corporation’s Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 19 to the consolidated financial statements. Management’s discussion and analysis is dated and reflects information available to Management to February 4, 2005.

All amounts in this report are in U.S. dollars, unless otherwise stated.

B U S I N E S S  O V E R V I E W

Ballard is recognized as the world leader in the design, development and manufacturing of proton exchange membrane (“PEM”) fuel cells. We operate in three market segments:

•	Transportation: PEM fuel cell products and electric drive systems;

•	Power Generation: PEM fuel cell products and power electronics; and

•	Material Products: Carbon fiber products primarily for automotive transmissions, and gas diffusion layers (“GDL”) for PEM fuel cells.

We are based in Canada, with head office, research and development and manufacturing facilities in Burnaby, British Columbia. In addition, we have research and development and manufacturing facilities in the United States (Dearborn, Michigan and Lowell, Massachusetts) and Germany (Nabern).

          During 2004, we undertook a comprehensive review of our product portfolio and the markets in which we participate. As a result of this review, we will focus on markets that are characterized by large volume potential, strong driving forces for fuel cell adoption and significant government funding and regulatory support. We believe that these characteristics are most prevalent in the global transportation and Japanese residential fuel cell generator markets.

          In 2005 and beyond, we will focus on our core competency – fuel cell stack design, development and manufacturing. We will primarily concentrate our resources on automotive applications. Secondary markets of interest such as co-generation and backup power will also be pursued. We believe this strategy offers shareholders the greatest value by positioning us to compete effectively in the largest and most attractive fuel cell markets and extending our cash reserves.

In recognition of our primary focus, we have revised our corporate mission as follows:

“We will develop fuel cell power as a practical alternative to internal combustion automotive engines through technology leadership”.

1 2	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

Transportation

We believe that the automotive market presents the most compelling case for introduction of fuel cell technology because of the global challenges – air quality, energy security, long-term energy supply, and global climate change – which fuel cells are uniquely positioned to address. Development of automotive fuel cell technology continues to gain momentum, driven not just by the obvious social, economic and environmental benefits, but also by the competition for technology leadership among the world’s top automakers. We have core competencies in automotive PEM fuel cell stack design, development and manufacturing, and, together with our customers, we have put more fuel cell-powered demonstration vehicles on the road than anyone else. Last year alone, cars, buses and vans powered by Ballard® fuel cell engines accumulated almost one million kilometers of on-road experience. The data accumulated from these trials is proving instrumental in the development of our next generation fuel cell technology.

          It is our aim to set the industry standard for automotive PEM fuel cell technology. We believe that by doing so, we will become the fuel cell partner of choice for automakers as they commercialize their fuel cell vehicles.

          We entered into a Vehicular Fuel Cell Alliance (“the Alliance”) with DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”) for the development and commercialization of PEM fuel cells, fuel cell engines and fuel cell electric drive systems for use in vehicles in 1998. Under the current Alliance, we are responsible for research, development, commercialization, manufacture, marketing, sale and service of fuel cells, fuel cell engines and fuel cell electric drive systems, and the integration of fuel cells, fuel cell engines and fuel cell electric drive systems to form complete power trains.

          Under the current Alliance, which continues until 2021, subject to certain limited exceptions, DaimlerChrysler and Ford cannot compete with us in the research, development, production, distribution, sale or service of fuel cells or fuel cell engines, and, in the case of Ford, electric drive systems for fuel cell vehicles. Again, subject to certain exceptions, DaimlerChrysler and Ford must purchase fuel cells and fuel cell engines from us and Ford must also purchase electric drive systems for fuel cell vehicles from us. We can sell fuel cells, fuel cell engines and electric drive systems for any application, including for vehicles, to customers other than DaimlerChrysler and Ford.

          On July 8, 2004, we entered into a non-binding Memorandum of Understanding (“MOU”) with DaimlerChrysler and Ford under which it is proposed that they acquire our 50.1% interest in Ballard Power Systems AG (“BPSAG”). Details of this transaction are further described below under Significant Developments. On completion of the transaction, we will be responsible for the research, development and manufacture of fuel cells and DaimlerChrysler and Ford will jointly be responsible for the research, development and manufacture of the balance of plant, consisting of the vehicular fuel cell systems.

          In 2004, we made significant progress in our transportation business.

          In April, the United States Department of Energy announced a $350-million, five-year funding program targeted at making hydrogen-fueled vehicles a commercial reality by 2015. More than half the announced demonstration fuel cell vehicles to be funded by the program will be powered by Ballard® fuel cells.

          In June, the Japan Automobile Research Institute (“JARI”) ordered our light duty fuel cell engine and related technology for testing and evaluation purposes. The information collected will assist JARI in benchmarking fuel cell engine performance and in advancing standardization activities in Japan.

          In July, we announced that we will provide three heavy-duty fuel cell engines to DaimlerChrysler for integration into Mercedes-Benz Citaro buses for a project funded by China’s Ministry of Science & Technology, the Global Environment Facility and the United Nations Development Program. The three buses will operate in Beijing as part of a two-year demonstration program, beginning in late 2005 and continuing through 2007.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	1 3

M A N A G E M E N T ’ S  D I S C U S S I O N  A N D  A N A L Y S I S  C O N T I N U E D

          In August, we announced a $3.6 million follow-on contract with a major global automaker covering expanded technology benchmarking and evaluation activities. As part of this agreement, the automaker evaluated the performance and capabilities of our current and advanced fuel cell technologies. This contract builds on the experience gained by the automaker from its initial purchase of our fuel cell products in 2003.

          In September, the Government of Western Australia launched a two-year demonstration program involving three Mercedes-Benz Citaro buses, powered by Ballard® heavy-duty fuel cell engines, in regular revenue service in the city of Perth.

          Also in September, the first of 30 Ford Focus production vehicles powered with Ballard® fuel cells for customer use under the United States Department of Energy demonstration program was unveiled in Detroit, Michigan.

          In October’s Michelin Challenge Bibendum in Shanghai, China, Ballard-powered vehicles won 19 first place awards, as well as a design award for best integration in the Mercedes Benz F-Cell. Ballard-powered vehicles won more first-place awards than all other commercial fuel cell developers combined. Our customers’ vehicles received top marks in a wide range of categories, such as fuel efficiency, emissions and crash safety.

          Also in 2004, DaimlerChrysler delivered a Mercedes Benz F-Cell equipped with a Ballard® fuel cell powertrain to German Chancellor Gerhard Schroeder for his office motor pool and another to the South Coast Air Quality Management District in California. United Parcel Service launched three Dodge Sprinter delivery vans powered with our fuel cells in California and Michigan.

          In Santa Clara, California, three buses, manufactured by Gillig, and equipped with Ballard® heavy-duty fuel cell engines, began driver training in 2004 in preparation for entering revenue service in the first quarter of 2005.

Power Generation

The Japanese combined heat and power fuel cell generator market is characterized by strong government support to drive early adoption of the technology. Our associate company in Japan, EBARA BALLARD Corporation (“EBARA BALLARD”) continues to collaborate with the country’s three largest natural gas companies, Tokyo Gas, Osaka Gas and Toho Gas to commercialize a 1 kW combined heat and power stationary fuel cell generator designed to provide domestic hot water and base-load electric power for the Japanese residential market. EBARA BALLARD’s industry leading product has been selected for installation, in early 2005, at the official residence of the Prime Minister of Japan. We began shipments of fuel cell stacks at the end of 2004 to support Tokyo Gas’ limited commercial launch and the Japanese government’s monitoring program. To date, more than 60 Ballard-powered generators have been demonstrated and tested in Japan, primarily with Tokyo Gas, Osaka Gas, Nippon Oil Corporation and Toho Gas, in addition to some government-sponsored programs. Several of the systems have operated longer than 10,000 hours.

          EBARA BALLARD is also offering the FCBox, the first commercially available PEM fuel cell power generator to be sold in Japan. This hydrogen-fueled portable power generator is designed for a variety of uses, including backup power, power for construction, manufacturing and communications and remote power supply. The FCBox uses our Nexa® power module and offers clean, quiet backup power as long as hydrogen fuel is supplied.

          We believe the most effective path for Ballard to penetrate North American markets for stationary and portable fuel cell power generation is to leverage our low cost automotive stack technology over the medium and long term. In the near term, we will work with OEMs and systems integrators to address niche applications and conduct a small number of field trials to develop applications experience and market understanding.

          In 2004, we sold 139 Nexa® power modules. Nexa® power modules have now been sold into 22 countries, primarily to OEMs and education and research institutions. Through these sales, many customers are learning about the operating advantages of fuel cells and, in the case of OEMs, how our fuel cells might enrich their product portfolios.

1 4	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

          We began field trials of our Nexa® RM Series hydrogen-fueled stationary power generator in 2004. While price points in backup power markets are higher than those required for high volume automotive commercialization, we believe that penetration of fuel cells into these markets will be challenging due to the need to achieve a significant capital cost advantage over incumbent battery technologies and the lack of broader support (customer or government funding, macroeconomic drivers) for this technology transition. While the initial back-up power generation market is likely to be limited in size and slow to develop over the next five years, we believe that Ballard’s power generation market opportunities will expand dramatically as our fuel cell technology progresses towards automotive cost and performance targets.

          We made the decision to suspend further development of our AirGen™ fuel cell generators as the development costs to integrate a metal hydride fuel solution are not justified given the relatively small market potential of the product line and the high product cost, at this time. We will continue to offer the AirGen™ fuel cell generator to customers for industrial and educational purposes, in order to build awareness and promote the study of fuel cell technology in schools.

          In 2004, we commenced commercial sales of our 30 kW and 75 kW Ecostar™ power converters, which convert the power generated by solar panels into useable electric power. We are focusing our marketing and sales efforts primarily in California, which has the most significant amount of government support for commercial and residential solar power installations.

Material Products

Our material products activities not only provide a consistent source of revenue and gross margin, they are core to our fuel cell development activities.

          We are a Tier 1 supplier of friction products to the automotive industry. In 2005, we will continue to work under a five-year contract, awarded in December 2001 and valued at $50 million, for the supply of carbon friction material for automatic transmissions.

          Our carbon fibers expertise provides a platform for the development of GDL materials to support our fuel cell technology. We are also a supplier to the fuel cell industry, having qualified our GDL products for production with three major PEM fuel cell industry participants.

Quality Systems

Our goal is to be the leading supplier of high quality, competitively priced fuel cell products in our respective markets. To help us achieve that, we have adopted an Integrated Management System that incorporates Quality, Environment, Health, and Safety business practices.

          Our Integrated Management System is aligned with the requirements of the following standards: ISO 9001:2000 (Quality); ISO 14001:2004 (Environment); OHSAS 18001:1999 (Health & Safety); and ISO/TS 16949:2002 (Quality - Automotive). We are the only fuel cell developer to have achieved these certifications and we believe they are a strategic advantage for us.

S E L E C T E D  A N N U A L  F I N A N C I A L  I N F O R M A T I O N

Years ended December 31 (Expressed in thousands of U.S. dollars, except 2004 per share 2003 amounts) 2002	2004	2003	2002

Revenues	$81,373	$119,566	$90,937
Net loss for period	$(175,407)	$(125,092)	$(148,417)
Loss per share	$(1.48)	$(1.07)	$(1.41)
Total assets	$659,171	$834,835	$918,624

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	1 5

M A N A G E M E N T ’ S  D I S C U S S I O N  A N D  A N A L Y S I S  C O N T I N U E D

          Our revenues for the year ended December 31, 2004 were $81.4 million compared to $119.6 million in 2003. This decrease includes a $12.3 million or 15% decrease in product revenues and a $25.9 million or 65% decrease in engineering service and other revenue. The decrease in product revenues in 2004 primarily relates to lower shipments of light and heavy-duty fuel cell engines and related product support services. The decline in engineering service revenue results from the development phase of the current generation light-duty fuel cell engine program reaching completion and the next generation light-duty fuel cell engine development program being in its early stages.

          Our net loss for the year ended December 31, 2004, was $175.4 million, or ($1.48 per share), compared with a net loss of $125.1 million, or ($1.07 per share), in 2003. The net loss for the year ended December 31, 2004 included a $23.1 million ($0.19 per share) write-down on the pending sale of BPSAG, a $21.3 million ($0.18 per share) year-over-year negative change in foreign exchange and an increased loss of $4.4 million ($0.04 per share) on disposal and writedown of long-lived assets. Excluding the impact of these items, Ballard’s net loss for 2004 would have been $132.6 million or $1.12 per share compared to $131.0 million or $1.12 per share in 2003, as reduced operating expenses and higher gross margins were offset by lower engineering service and other revenues.

          Cash used by operations and capital expenditures for the year ended December 31, 2004 was $85.3 million, compared to $39.9 million (excluding business integration and restructuring expenditures) in 2003. This is primarily due to a $25.9 million decline in engineering service revenue and strong foreign exchange gains of $19.2 million in 2003 compared to a foreign exchange loss of $2.1 million in 2004.

          Our revenues for the year ended December 31, 2003 were $119.6 million compared to $90.9 million for the same period in 2002. This includes a $23.8 million or 43% increase in product revenues and a $4.8 million or 14% increase in engineering service and other revenue.

          Our net loss for the year ended December 31, 2003 was $125.1 million, or ($1.07 per share), compared with a net loss of $148.4 million, or ($1.41 per share), during the same period in 2002. The lower loss for 2003 primarily results from foreign exchange gains, reduced operating expenses, lower business integration and restructuring costs and higher engineering service revenue, partly offset by write-downs of investments, lower minority interest share of losses in subsidiaries, and the effect of adopting accounting principles requiring the expensing of stock options. The lower operating expenses during 2003 were achieved primarily through the wind-down and deferral of certain development programs announced in 2002, and cost reduction initiatives resulting from business integration and restructuring activities.

          Cash used by operations and capital expenditures for the year ended December 31, 2003, excluding business integration and restructuring expenditures of $8.6 million, was $39.9 million compared to $118.5 million for 2002. The decrease is primarily due to the lower losses (excluding non-cash items) described above, lower working capital requirements and reduced capital expenditures.

S I G N I F I C A N T  D E V E L O P M E N T S

On July 8, 2004, we entered into a non-binding MOU with our Alliance partners, DaimlerChrysler and Ford, under which it is proposed that DaimlerChrysler and Ford will acquire our 50.1% interest in BPSAG. In exchange, DaimlerChrysler and Ford will return to us nine million of our common shares that they currently own, valued at $73.8 million, based on the average quoted market price of our common shares around the announcement date of $8.20 per share. These shares will then be cancelled. In addition, the existing forward sale agreement, related to the purchase by us of the remaining 49.9% interest of BPSAG from DaimlerChrysler in exchange for the issuance of 7.6 million shares of Ballard to DaimlerChrysler, will be effectively cancelled, resulting in 100% ownership of BPSAG by DaimlerChrysler and Ford. As the terms of the existing forward sale agreement required the purchase by us of the remaining 49.9% interest in BPSAG to be completed by November 15, 2004, the agreement was extended to February 28, 2005 and it is expected it will continue to be extended until BPSAG is sold.

1 6	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

          Negotiations to complete the transactions contemplated by the MOU have taken longer than initially expected due to the complexity of the transactions and the time required to settle a number of issues related to the restructuring. While the MOU has expired, the parties are continuing to negotiate the detailed terms and conditions of the transaction in a manner generally consistent with the MOU, with the exception that the scope of the transaction may also include a reallocation of the responsibility for the development of electric drives for hybrid vehicles. Currently, we have a right of first offer to supply Ford with electric drives for their hybrid vehicles, and Ford may not compete with us in the research, development, commercialization, manufacture, marketing, sale and service of electric drives for hybrid vehicles. Ford has proposed that the terms of the Alliance regarding electric hybrid e-drives be removed, in exchange for consideration which is currently being negotiated. We expect to complete the transaction by June 30, 2005, subject to further approvals by the boards of directors of Ballard, DaimlerChrysler and Ford, by our shareholders and any required approvals of regulatory agencies in Canada, the United States and Germany (also refer to “Risks and Uncertainties”).

          Upon completion of the sale of BPSAG, we will continue to be responsible for the research, development and manufacture of fuel cells for DaimlerChrysler and Ford and DaimlerChrysler and Ford will jointly be responsible for the research, development and manufacture of the vehicular fuel cell support system (balance-of-plant). Under the terms of the MOU, DaimlerChrysler and Ford will also provide us up to $58 million in future funding for our development of the next generation vehicular fuel cell and the next generation electric drive system for fuel cell vehicles, subject to achieving predefined milestones.

          As a result of the pending sale of BPSAG, we have recorded an estimated loss of $23.1 million in 2004. This loss results from writing down the goodwill of BPSAG based on the estimated proceeds to be received. The overall loss on the sale of BPSAG depends on a number of variables, including changes in our net investment in BPSAG and purchase price adjustments.

          Prior to our year-end, we unconditionally exercised the call notice delivered to DaimlerChrysler and Ford in July 2004 in order to take advantage of the pricing established by the call notice. As a result, subsequent to our year-end, DaimlerChrysler and Ford completed their investment under the call notice, consisting of Cdn. $55 million in exchange for the issuance of 4,457,545 of our common shares.

          After giving effect to the proposed share cancellations discussed above and the issuance of the 4,457,545 shares discussed above, our issued and outstanding share capital is expected to be reduced from 123,236,389 common shares as at February 4, 2005, to 114,236,389 common shares at the closing of the transaction.

          Following the close of the transaction, DaimlerChrysler’s ownership in Ballard is expected to increase from 17.9% to 18.7%, and Ford’s ownership in Ballard is expected to decrease from 19.6% to 13.9%. DaimlerChrysler’s and Ford’s representation on our board of directors will remain unchanged.

          Annually, we review the carrying value of our goodwill and intangible assets. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. As a result of this review we determined that the carrying value of some of the intellectual property related to our Ecostar™ power converter products was not supported by management’s estimates of the discounted cash flows related to these products and accordingly have written down intellectual property by $13.2 million during the fourth quarter of 2004.

          During the fourth quarter of 2004, we recorded provisions against inventory and capital assets related to our Nexa® and Nexa®RM products of $3.1 million and $0.5 million, respectively. These write-downs reflect slower than anticipated sales for these products. During the third quarter of 2004 we decided to suspend further development of our AirGen™ fuel cell generator. We have determined that the development costs to establish a metal hydride fuel solution are not justified given the relatively small market potential of this product line at this time. As a result of this decision, we wrote-down the carrying value of our inventory by $1.3 million and our capital and intangible assets by $0.4 million each.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	1 7

M A N A G E M E N T ’ S  D I S C U S S I O N  A N D  A N A L Y S I S  C O N T I N U E D

          In December 2004, QuestAir Technologies Inc. (“QuestAir”) completed an initial public offering. This established a public market value for the company, which was below the previous carrying value of our investment in QuestAir. As a consequence, we wrote down our investment in QuestAir by $2.5 million to its current market value as of December 31, 2004 of $3.9 million.

C R I T I C A L  A C C O U N T I N G  E S T I M A T E S

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations. The application of these and other accounting policies are described in note 1 to the consolidated financial statements. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition: We earn revenues under certain contracts to provide engineering and other services. These contracts provide for the payment for services based on our achieving defined milestones. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones. There is a risk that a customer may ultimately disagree with our assessment of the percentage of work completed. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period. Under the terms of certain contracts, we also earn customer service revenue, which is recognized based on the percentage of work completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to revenues previously recognized. During the years ended December 31, 2004 and 2003, there were no material adjustments to engineering service revenue and customer service revenue relating to revenue recognized in a prior period.

Warranty Provision: A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, we estimate the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at the time and reflect the expiry of contractual obligations. Adjustments to our warranty provision are recorded in cost of sales. As a result of these reviews and the resulting adjustments, our warranty provision and cost of product revenues for the years ended December 31, 2004 and 2003 were reduced by a net amount of $9.2 million and $7.2 million, respectively. The majority of our warranty provision is for transportation-related fuel cell products.

Inventory Provision: In establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. We perform regular reviews to assess the impact of technology changes, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of current inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required. During the years ended December 31, 2004 and 2003, inventory provisions of $5.6 million and $3.6 million, respectively, were recorded as a charge to cost of product revenues. For 2004, this included a $3.1 million inventory provision related to our Nexa® and Nexa®RM Series fuel cell modules and a $1.3 million provision related to our AirGen™ fuel cell generator as discussed above.

1 8	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

Investments: We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell product applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment in the value of these investments that requires recognition has occurred. During the years ended December 31, 2004 and 2003, we recorded write-downs of our investment in QuestAir of $2.5 million and $5.3 million, respectively. For the year ended December 31, 2003, we recorded a $7.3 million write-down, representing 100% of our investment, in MicroCoating Technologies, Inc.

Intangible Assets and Goodwill: As a result of various acquisitions, we recorded a significant amount of intangible assets and goodwill on our balance sheet. In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period.

          During the year ended December 31, 2004 we also wrote-down the carrying value of intellectual property related to our Ecostar™ power converter products by $13.2 million. During 2004 we also recorded an estimated loss of $23.1 million as a result of the pending sale of our investment in BPSAG as a charge against goodwill and a $0.4 million write-down of intangible assets associated with our AirGen™ fuel cell generator.

N E W  A C C O U N T I N G  P R O N O U N C E M E N T S  A D O P T E D

In late 2003, the Emerging Issues Committee (the “EIC”) of the Canadian Institute of Chartered Accountants (the “CICA”) issued EIC-141 Revenue Recognition, EIC-142 Revenue Arrangements with Multiple Deliverables and EIC-143 Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts. The EIC guidelines provide interpretive guidance for applying the standards in Section 3400 Revenue of the CICA Handbook and bring Canadian standards in line with U.S. standards. The new guidance had no impact on us, as our accounting for revenues is consistent with U.S. GAAP.

          CICA Accounting Guideline 13 Hedging Relationships (“AcG-13”) came into effect for our fiscal 2004 results. To manage our exposure to currency rate fluctuations, we periodically enter into forward foreign exchange contracts, which do not qualify for hedge accounting under AcG-13. Therefore, commencing in 2004 we have applied the guidance in EIC-128 Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments and have adopted the fair value method of accounting for forward foreign exchange contracts. The fair value of the contract is recognized on the balance sheet and changes in the fair value are recorded as gains or losses in the period of change. There were no material impacts to any of the periods reported as a result of adopting EIC-128.

          During 2004, we adopted the new CICA Handbook sections 1100 Generally Accepted Accounting Principles, and 1400 General Standards of Financial Statement Presentation. These sections outline standards for fair presentation in financial reporting and describe what constitutes Canadian GAAP and its sources. The adoption of these standards had no significant impact on our consolidated financial statements.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	1 9

M A N A G E M E N T ’ S  D I S C U S S I O N  A N D  A N A L Y S I S  C O N T I N U E D

          Section 3063 Impairment of Long-lived Assets of the CICA Handbook became effective for our 2004 fiscal year. The standard provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets and replaces the previous standard for write-downs of property, plant and equipment. The adoption of this standard was considered in the write-downs associated with the pending sale of BPSAG and the loss on sale and write-down of long-lived assets recorded during 2004.

          Section 3461 Employee Future Benefis of the CICA Handbook was amended in 2004 to require greater disclosure with respect to employer’s pension plans and other employer future benefit plans. The amendments to this standard do not include any changes to any of the recognition or measurement requirements. Accordingly, we have expanded our disclosure on employee future benefits in the notes to the consolidated financial statements for the year ended December 31, 2004.

          Beginning in 2005, we will adopt CICA Accounting Guideline 15 Consolidation of Variable Interest Entities (“AcG- 15”), which requires consolidation of certain entities that are subject to control on a basis other than ownership of voting interests, called variable interest entities (“VIEs”). We have identified potential VIEs and determined that the adoption of AcG-15 will not have a significant impact on our consolidated financial statements.

R E S U L T S  O F  O P E R A T I O N S

Revenues for the year ended December 31, 2004 were $81.4 million, a $38.2 million or 32% decrease from 2003, primarily reflecting decreases in engineering service and other revenues and product revenues from the Transportation market segment.

          The following table provides a breakdown of our revenues for the reported periods:

Years ended December 31
(Expressed in thousands of  U.S. dollars)

	2004			2003			2002

	Product	Engineering Service and Other	Total	Product	Engineering Service and Other	Total	Product	Engineering Service and Other	Total

Transportation	$50,167	$13,798	$63,965	$63,078	$39,738	$102,816	$39,484	$34,955	$74,439
Power Generation	4,432	—	4,432	3,406	—	3,406	2,439	—	2,439
Material Products	12,976	—	12,976	13,344	—	13,344	14,059	—	14,059

	$67,575	$13,798	$81,373	$79,828	$39,738	$119,566	$55,982	$34,955	$90,937

Transportation product revenues for the year ended December 31, 2004, decreased by $12.9 million or 20% compared to 2003. Revenues in 2003 were higher primarily due to the timing of product deliveries under the current generation light-duty fuel cell engine program and lower heavy-duty fuel cell bus engine revenues. The lower fuel cell bus engine revenues reflect the completion of product deliveries for the European Fuel Cell Bus Project during 2003, partly offset by revenues from orders to supply heavy-duty fuel cell engines to a customer in California and to DaimlerChrysler for deliveries to China.

          Engineering service revenue primarily reflects the achievement of predefined light-duty fuel cell engine program development milestones for our customers, the related costs of which are included in research and development expenses. The significant decline in engineering service revenue for the year ended December 31, 2004, as compared to 2003, resulted from the development phase of the current generation light-duty fuel cell engine program reaching completion and the next generation light-duty fuel cell engine program being in the early stages.

2 0	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

          Power Generation revenues for the year ended December 31, 2004, increased by $1.0 million, or 30%, compared to 2003, due to higher volumes of our 1 kW combined heat and power stationary fuel cell generator, Ecostar™ power converters for photovoltaic applications, and sales of a derivative version of our automotive fuel cell to a Power Generation customer.

          Material Products revenues for the year ended December 31, 2004, decreased by $0.4 million, or 3%, as compared to 2003, due primarily to slightly lower demand for carbon  fiber products.

          We expect that the sale of BPSAG will be completed by June 30, 2005. Consequently, our 2005 financial results will only include up to six months of revenues from BPSAG compared to a full year of BPSAG revenues in 2004. As a result, we expect revenues for 2005 to decline compared to 2004. Other contributing factors to the reduction in revenues for 2005 are the lower heavy-duty fuel cell bus engine revenue and lower product deliveries of the current generation light-duty fuel cell engines due to the completion of shipments for the U.S. Department of Energy fuel cell vehicle demonstration program. Engineering service revenue for the next generation light-duty fuel cell and electric drive programs is expected to be flat to slightly higher in 2005 relative to 2004, and will occur primarily in the second half of 2005. Power Generation revenue for 2005 is expected to be comparable to 2004, as increased revenues from the sale of our 1 kW combined heat and power stationary fuel cell generator will be offset by lower sales of Nexa® and Nexa® RM products. Material Product revenues are expected to be comparable to 2004.

          Revenues for the year ended December 31, 2003 were $119.6 million, a $28.6 million or 31% increase from 2002. Higher product revenues from Transportation were the primary drivers for the increased revenues in 2003. Higher shipments of light-duty fuel cell modules and the delivery of the final heavy-duty bus engines and related product services for the European Fuel Cell Bus Project and three heavy-duty bus engines for Perth, Australia were the primary reasons for the increase in Transportation product revenues for the year ended December 31, 2003. Higher engineering service revenue and light-and heavy-duty service revenues were also key contributors to the increase. The changes in engineering service revenue as compared to the same periods in 2002 reflect the timing of milestone achievements under this program.

          Power Generation revenues for 2003 increased by $1.0 million or 40% over the same period in 2002 due to shipments of our 1 kW fuel cell module for our combined heat and power stationary fuel cell generator for the Japanese residential market and from sales of our Ecostar™ power converter.

          Material Products revenues for the year ended December 31, 2003 decreased by $0.7 million or 5% as compared to the comparative period in 2002 due to lower customer automotive vehicle sales and a slight decline in sales of fuel-cell related and other products.

Cost of product revenues for the year ended December 31, 2004 were $59.6 million, a decrease of $16.5 million or 22% compared to 2003. The decrease in cost of product revenues primarily resulted from lower product sales and a reduction of warranty provisions of $9.2 million in 2004 compared to $7.2 million in 2003, partially offset by inventory write-downs related to our Nexa®, Nexa® RM, and AirGen™ fuel cell products. The reductions in accrued warranty liabilities were primarily due to contractual expirations, lower operating hours, improved lifetime and lower production costs for our light- and heavy-duty fuel cell modules.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	2 1

M A N A G E M E N T ‘ S  D I S C U S S I O N   A N D  A N A L Y S I S  C O N T I N U E D

          Cost of product revenues for the year ended December 31, 2003 were $76.1 million, an increase of $8.9 million or 13% from 2002. The higher cost of product revenues primarily reflects the increase in revenues discussed above. Partly offsetting the increase in the cost of product revenues were:

•	Reductions in our accrued warranty provisions required for our 250 kW stationary generator field trial program, which was completed in 2003;

•

Reductions in warranty provisions related to heavy-duty bus engines due to improved lifetime expectancy, cost savings related to lower spare module requirements, and improved logistics associated with field support and lower production costs; and

•	Reversals of accrued warranty liabilities due to contractual expirations and cost reductions for our light-duty fuel cell modules.

Research and product development expenses for the year ended December 31, 2004 were $91.7 million, a decrease of $12.1 million or 12%, compared to 2003. The decrease was primarily due to the completion of our current generation light-duty and heavy-duty fuel cell engine development programs, and the positive impact of cost reduction initiatives and restructuring activities. The next generation light-duty fuel cell engine program is in the early stages of development and costs are expected to increase over the next several quarters. The decrease in research and product development expenditures was partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar, during the year ended December 31, 2004, compared to the same period in 2003.

          Included in research and product development expenses for the year ended December 31, 2004 were costs of $12.5 million related to our achievement of predefined milestones for which we earned engineering service revenue under the current generation light-duty fuel cell engine development program.

          Research and product development expenses for the year ended December 31, 2003 were $103.9 million, a decrease of $10.2 million or 9% as compared to 2002. The decrease was achieved through cost reduction initiatives and restructuring activities, the wind-down of our 250 kW stationary generator field trial program, our heavy-duty fuel cell bus engine development program and our fuel processing activities, and the deferral of certain programs, such as the 10 kW and 60 kW stationary fuel cell power generator programs. These decreases were partly offset by the effect of the strengthening Canadian dollar and Euro, relative to the U.S. dollar, on expenditures denominated in those currencies and the expensing of stock options resulting from the adoption of the fair-value based method of accounting for stock-based compensation in 2003 (as described in note 1(s) to the consolidated financial statements). Included in research and product development expenses for the year ended December 31, 2003 were costs of $28.6 million related to our achievement of predefined program milestones for which we earned engineering service revenue. This compares to engineering service related expenditures of $27.4 million for 2002.

General and administrative expenses for the year ended December 31, 2004 were $15.7 million, a decrease of $2.0 million or 12% compared to 2003. The primary reason for the decrease is the reversal of provisions for bonuses and the benefit of cost reduction initiatives and restructuring activities to simplify and streamline the organization that were implemented in 2003. The decreases were partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar.

          General and administrative expenses for the year ended December 31, 2003 were $17.7 million, a decrease of $4.9 million or 22% from 2002. The decrease reflects the benefit of cost reduction initiatives and restructuring activities to simplify and streamline the organization that were implemented in 2002. This was partly offset by the effect of the strengthening Canadian dollar and Euro, relative to the U.S. dollar, on expenditures denominated in those currencies, and the expensing of stock options in 2003.

2 2	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

Marketing expenses for the year ended December 31, 2004, were $10.0 million, a $0.6 million or 6% increase from marketing expenses in the same period of 2003. The increase in marketing expenses reflects increased marketing and sales activities related to our Power Generation segment and the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar.

          Marketing expenses for the year ended December 31, 2003 were $9.5 million, in line with marketing expenses in 2002. Decreases in marketing expenses as a result of cost reduction initiatives were offset by the effect of the strengthening Canadian dollar and Euro, relative to the U.S. dollar, on expenditures denominated in those currencies, and the expensing of stock options in 2003.

Depreciation and amortization was $40.1 million for the year ended December 31, 2004, a decrease of $6.3 million or 14% as compared to 2003. In accordance with GAAP, we stopped recording depreciation and amortization on the long-lived assets of BPSAG held for sale, which accounted for the decline.

          Depreciation and amortization was $46.4 million for the year ended December 31, 2003, an increase of $1.9 million or 4% compared to 2002. The increase reflects the amortization of intangible assets associated with our acquisition of the interests of ALSTOM Canada Inc. and FirstEnergy Corp. (“FirstEnergy”) in our subsidiary, Ballard Generation Systems Inc. (“BGS”), in December 2002 and May 2003, respectively, partly offset by lower depreciation from the write-down of property, plant and equipment associated with facility consolidations during 2002.

Investment and other income was $3.7 million for the year ended December 31, 2004, compared to $29.2 million in 2003.

          The following table provides a breakdown of our investment and other income and foreign exchange gain (loss) for the reported periods:

Years Ended December 31 (Expressed in thousands of U.S. dollars)	2004	2003	Restated (note 1) 2002

Investment and other income	$5,732	$10,000	$11,340
Foreign exchange gain (loss)	(2,062)	19,191	5,777

	$3,670	$29,191	$17,117

Investment and other income, excluding foreign exchange gain (loss), was $5.7 million for the year ended December 31, 2004, a decline of $4.3 million or 43% compared to 2003. The decline is primarily due to lower interest rates and lower average cash balances.

          Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar and Euro, relative to the U.S. dollar, on our Canadian dollar and Euro-denominated net monetary assets over the respective periods. For the year ended December 31, 2004, a foreign exchange loss of $2.1 million compares to a foreign exchange gain of $19.2 million. The loss was primarily driven by a 3.7% decline in the Canadian dollar during the first two quarters of 2004, relative to the U.S. dollar, when Canadian net monetary balances were higher than they were for the third and fourth quarters of 2004. This compares to an increase of 18.2% in the Canadian dollar, relative to the U.S. dollar, for the year ended December 31, 2003, on higher balances of Canadian-denominated net monetary assets. While most of our revenue contracts are in U.S. dollars, our local expenditures in Canada and Germany are subject to the effect of exchange rate movements. We hold Canadian and Euro-denominated cash and short-term investments to reduce the foreign currency risk inherent in expenditures in these currencies. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	2 3

M A N A G E M E N T ‘ S  D I S C U S S I O N   A N D  A N A L Y S I S  C O N T I N U E D

          Year-over-year decreases in investment and other income in 2003 and 2002 were primarily due to lower interest rates and lower average cash balances.

          Year-over-year increases in foreign exchange gains for 2003 and 2002 are primarily attributable to the effect of the changes in the value of the Euro and the Canadian dollar, relative to the U.S. dollar, on our Euro and Canadian dollar net monetary assets in the respective periods.

Loss on disposal and write-down of long-lived assets for the year ended December 31, 2004, were $17.7 million, compared to $13.3 million in 2003. The loss for the 2004 periods primarily represents the write-down of intellectual property related to our Ecostar™ power converter products of $13.2 million, our investment in QuestAir of $2.5 million, disposals and write-downs of $1.2 million related to plant and equipment and write-downs of our AirGen™ fuel cell generator capital of $0.4 million and intangible assets of $0.4 million. The loss for the year ended December 31, 2003 primarily represents the write-down of all of our investment in MCT and a portion of our investment in QuestAir of $7.3 million and $5.3 million, respectively, and $0.7 million related to fixed asset disposals and write-downs. The loss for 2003 of $13.3 million compares to a loss of $0.9 million in 2002 and the 2002 amount is primarily related to plant and equipment disposals and write-downs.

Write-down of assets held for sale for the year ended December 31, 2004, was $23.1 million compared to nil in 2003. The write-down of assets held for sale represents a write-down of goodwill associated with BPSAG to the estimated net realizable value of the company as a result of the pending sale discussed above.

Minority interest for the year ended December 31, 2004 was nil, compared to $4.6 million in 2003. During the second quarter of 2003, we ceased recording the minority interests’ share of the losses of our subsidiaries, BGS and BPSAG. We increased our ownership of BGS to 100% with our acquisition of FirstEnergy’s equity interest in BGS in May 2003. For BPSAG, during 2003 the minority interest’s share of losses in BPSAG exceeded the minority interest’s investment in this company and therefore we began recognizing 100% of the losses of BPSAG in our financial statements.

          Minority interest for the year ended December 31, 2003 was $4.6 million, a decrease of $26.4 million or 85% from the corresponding period in 2002. The decrease is due to lower losses of our subsidiaries, BPSAG and BGS, due to restructuring activities and because we ceased recording the minority interest’s share of the losses in these companies during 2003 as discussed above.

Business integration and restructuring costs for the year ended December 31, 2004, were nil compared to $8.8 million in 2003. The costs in 2003 represent severance and other compensation payments, facility closure costs and other expenditures associated with restructuring and integration activities. Business integration and restructuring costs for the year ended December 31, 2002 were $27.5 million in 2002. These costs represent severance and other compensation payments, facility closure costs, asset write-downs and other expenditures associated with restructuring and integration activities. The 2003 costs decreased significantly from 2002 due to the timing of when the expenses were incurred.

C A S H  F L O W S,  L I Q U I D I T Y  A N D  C A P I T A L  R E S O U R C E S

C A S H  F L O W S

Cash, cash equivalents and short-term investments were $240.3 million as at December 31, 2004, a decrease of $86.9 million from the end of 2003. The decrease was driven by net losses (excluding non-cash items) of $82.4 million and investing outflows of $9.8 million (excluding an increase in short-term investments) partly offset by lower non-cash working capital requirements of $4.1 million and financing activities of $1.2 million. Cash, cash equivalents

2 4	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

and short-term investments were $327.1 million as at December 31, 2003, a decrease of $49.8 million from the end of 2002. The decrease was primarily driven by net losses (excluding non-cash items) of $52.4 million and capital expenditures of $5.7 million, partly offset by lower non-cash working capital requirements of $9.7 million.

          For the year ended December 31, 2004, working capital requirements resulted in cash inflows of $4.1 million compared to $9.7 million in 2003. In 2004, accounts receivable declined by $4.2 million due primarily to lower sales, inventory declined by $8.1 million due to the timing of product shipments and inventory provisions and accrued warranty liabilities increased $1.2 million due to product shipments offset by the reversal of light and heavy-duty warranty provisions. These decreases in working capital were partly offset by a $2.8 million decline in accounts payable and accrued liabilities due to lower expenditures. Working capital requirements related to assets and liabilities held for sale represent changes in the non-cash working capital of BPSAG which increased during the year primarily due to the build-up of inventory for Transportation customer deliveries, reduced warranty liabilities due to the reduction of light-duty fuel cell engine warranty obligations, lower accounts payable and accrued liabilities due to reduced spending, partly offset by lower accounts receivable due to reduced revenues.

          For the year ended December 31, 2003, working capital requirements resulted in cash inflows of $9.7 million compared to cash outflows of $16.5 million in 2002. Working capital requirements for the year were driven primarily by improved collection of accounts receivable and an increase in accrued warranty liabilities resulting from shipments of light- and heavy-duty fuel cell modules and the effect of the stronger Euro and Canadian dollar, relative to the U.S. dollar, on warranty liabilities denominated in those currencies. The increase in accrued warranty liabilities was partly offset by a reduction in the warranty provision required for light-duty fuel cell modules and heavy-duty fuel cell bus engines due to improved lifetime expectancy, cost savings related to lower spare module requirements, improved logistics associated with field support and lower production costs. Working capital was negatively affected by lower accounts payable and accrued liabilities, reflecting reduced expenses and the net payment of business integration and restructuring costs. Included in cash used by operations were payments for business integration and restructuring costs of $8.6 million and $28.9 million for the years ended December 31, 2003 and 2002, respectively.

          Investing activities resulted in cash outflows of $12.3 million for the year ended December 31, 2004, compared to cash inflows of $82.1 million in 2003. The primary reason for the swing between the two years was changes in short-term investments, which are primarily driven by our investment decisions in response to changes in yield curves in order to maximize investment returns. The increase in investments for the year ended December 31, 2004, represents cash investments in our associate company, EBARA BALLARD, and Chrysalix Energy Limited Partnership (“Chrysalix”) of $1.7 million and $1.1 million, respectively. In 2003, we made investments of $1.6 million in EBARA BALLARD and $0.4 million in Chrysalix. In 2003, the acquisition of other businesses consists of $1.7 million related to the acquisition of Coleman Powermate, Inc.’s AirGen™ fuel cell generator net assets and $0.2 million of acquisition costs related to the purchase of FirstEnergy’s interest in BGS. Capital spending of $7.1 million and $5.7 million for the years ended December 31, 2004 and 2003, respectively, was primarily for manufacturing equipment, computer equipment and lab and test equipment.

          Financing activities resulted in cash inflows of $1.2 million for the year ended December 31, 2004, compared to $1.5 million in 2003. The cash inflows for both periods were primarily net proceeds from the exercise of employee stock options.

          As at February 4, 2005, we had 123,236,389 common shares, one Class A share and one Class B share issued and outstanding. Also at that date, we had outstanding stock options to purchase 5,789,998 of our common shares.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	2 5

M A N A G E M E N T ‘ S  D I S C U S S I O N A N D  A N A L Y S I S  C O N T I N U E D

L I Q U I D I T Y  A N D  C A P I T A L  R E S O U R C E S

As at December 31, 2004, we had cash, cash equivalents and short-term investments totaling $240.3 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cell products, carbon fiber products, power electronics and electric drive systems, the purchase of equipment for our manufacturing and testing facilities, the further development of low-cost manufacturing processes and business systems, and the development of our product distribution and service capabilities. Our actual funding requirements will vary depending on a variety of factors, including the progress of our research and development efforts, our relationships with our strategic partners, our success in developing new relationships with non-Alliance automotive customers, the timing of our customers’ product introductions and their impact on our commercial sales, our working capital requirements, foreign exchange fluctuations, the results of our development and demonstration programs, and whether or not we complete the pending sale of BPSAG. We expect our funding requirements to be met through our cash resources, the Cdn.$55 million in equity funding received in January 2005 from our Alliance partners, DaimlerChrysler and Ford, product and engineering service revenues, government funding of research and development projects, and additional equity contributions from public markets or strategic investors which may be required depending on the impact on cash requirements from various factors described above.

          The following table provides selected financial results adjusted for the effects of the sale of BPSAG, on a proforma basis. The management proxy circular to be delivered to shareholders in connection with the transaction will contain detailed pro-forma financial information.

	Year ended December 31, 2004		Year ended December 31, 2003

(Expressed in thousands of U.S. dollars)	Pro-Forma	As Reported	Pro-Forma	As Reported

Revenue	$61,805	$81,373	$84,751	$119,566
Operating expenses	$118,638	$157,530	$121,800	$177,436
Net loss	$(124,065)	$(175,407)	$(86,491)	$(125,092)

 In conjunction with negotiating the transaction contemplated by the MOU, together with DaimlerChrysler and Ford, we are developing detailed program plans for the next generation vehicular fuel cell and electric drive products. Under the proposed terms of the transaction, DaimlerChrysler and Ford will provide, as engineering service revenue, up to $58 million, subject to achievement of predefined milestones, for the next generation vehicular fuel cells and the next generation electric drive system programs. This excludes product revenues expected from these programs.

          We expect cash requirements from operations and capital expenditures during 2005 to be between $85 million and $100 million, assuming the sale of BPSAG is completed by June 30, 2005 and that no significant changes in foreign exchange rates occur. The primary reason for the potential increase in cash requirements is the delayed closing of the sale of BPSAG into 2005. Cash requirements for BPSAG for the first half of 2005 are expected to be between $20 million and $25 million, however as contemplated in the MOU, the impact on our cash position will be offset at closing through a purchase price adjustment, which will be shown as a cash inflow from investing activities on the statement of cash flows. The potential increase in cash consumption in 2005 also reflects higher research and development expenditures for our next generation product and technology programs, and changes in working capital requirements related to higher warranty expenditures for field trials and increased receivables related to the timing of engineering service revenue late in 2005.

          We believe that our cash, cash equivalents and short-term investments, together with funding commitments from our Alliance partners, are sufficient to meet our planned growth and development activities for at least the next several years.

2 6	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

Off-Balance Sheet Arrangements & Contractual Obligations

We did not have any material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests. Periodically, we use forward foreign exchange contracts to manage our foreign exchange risk. However, as at December 31, 2004, there were no forward exchange contracts outstanding. We record these derivatives at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our net loss.

          We have agreed to pay royalties up to a maximum of $35.6 million in respect of sales of fuel cell-based stationary power products under two development programs with certain Canadian governmental agencies. The conditions under which these royalties become payable are described in more detail in note 14 to the consolidated financial statements.

          We have committed to make future capital contributions of $1.6 million (Cdn. $2.0 million) in Chrysalix in which we have a limited partnership interest.

          As at December 31, 2004 we had the following contractual obligations and commercial commitments:

Contractual Obligations

	Payments due by period

(Expressed in thousands of U.S. dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Operating leases	$31,540	$4,409	$6,842	$4,115	$16,714
Purchase obligations [1]	4,662	3,945	717	—	—
Asset retirement obligations	6,803	53	—	—	6,750

Total contractual obligations	$43,005	$8,407	$7,559	$4,115	$22,924

[1] Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding on us and which specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the appropriate timing of the transaction.

We also have obligations to purchase $0.5 million of capital assets. Capital expenditures pertain to our regular operations and together with the acquisition of intellectual property will be funded through operating cash flows and cash on hand.

          We have obligations to maintain service inventory of $0.4 million in 2005 and $0.1 million in 2006 to support the European Fuel Cell Bus Project. This inventory was acquired during 2004.

          In addition to these purchase obligations, we have issued a letter of credit for $1.2 million, related to a lease agreement for our premises.

R E L A T E D  P A R T Y  T R A N S A C T I O N S

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, and our equity-accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include DaimlerChrysler, Ford, ALSTOM BALLARD GmbH and EBARA BALLARD. We earn revenues from related parties from the sale of products and related services and from engineering service revenues. We also purchase supplies and services from related parties, which are used in the production of our fuel cell and related products. We provide funding to related parties for the purposes of conducting research and development on our behalf and have in the past paid fees for certain administrative services. We have also purchased intellectual property and obtained and granted licenses from related parties.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	2 7

M A N A G E M E N T ’ S  D I S C U S S I O N   A N D  A N A L Y S I S  C O N T I N U E D

Related party transactions for the years ended December 31 are as follows:

(Expressed in thousands of U.S. dollars)	2004	2003	2002

Transactions during the year with related parties:
Revenues from fuel cells, engineering services and related equipment	$46,898	$78,322	$49,562
Purchases	1,759	1,800	1,553
Contract research and development expenditures	768	1,227	1,029

During 2004, we acquired certain intellectual property from DaimlerChrysler for $1.5 million. We also acquired intellectual property of $2.4 million in each of 2003 and 2002 from DaimlerChrysler in exchange for our common shares.

S E L E C T E D  Q U A R T E R L Y  F I N A N C I A L  D A T A  ( U N A U D I T E D )

The following table provides summary financial data for our last eight quarters:

	Quarter ended (restated - note 1)

(Expressed in thousands of U.S. dollars, except per share amounts)	Dec 31	Sep 30	Jun 30	Mar 31

Year ended December 31, 2004
Product revenues	$16,335	$22,611	$15,407	$13,222
Engineering service and other revenue	4,199	1,019	5,763	2,817
Total revenue	$20,534	$23,630	$21,170	$16,039
Net loss	$(55,108)	$(52,581)	$(30,555)	$(37,163)
Net loss per share	$(0.46)	$(0.44)	$(0.26)	$(0.31)
Weighted average common shares outstanding (000s)	118,694	118,515	118,385	118,245

Year ended December 31, 2003
Product revenues	$22,035	$18,259	$23,024	$16,510
Engineering service and other revenue	7,118	9,907	6,125	16,588
Total revenue	$29,153	$28,166	$29,149	$33,098
Net loss	$(37,211)	$(31,192)	$(33,407)	$(22,561)
Net loss per share	$(0.31)	$(0.27)	$(0.28)	$(0.19)
Weighted average common shares outstanding (000s)	118,186	118,109	117,484	115,945

Three Months Ended December 31, 2004 and 2003: Our net loss for the quarter ended December 31, 2004 was $55.1 million or $(0.46) per common share, a $17.9 million or 48% increase from 2003. The higher loss for 2004 primarily results from a $10.7 million increase in loss on disposal and write-down of long-lived assets, a $4.4 million decrease in investment and other income and a $2.9 million decline in engineering, service and other revenue. Excluding loss on disposal and write-down of long-lived assets and foreign exchange impacts, our net loss for the quarter would have been $38.4 million or $(0.32) pre common share compared to $34.7 million or $(0.29) per common share for the same period in 2003. Loss on disposal and write-down of long-lived assets for 2004 primarily consisted a $13.2 million write-down of intellectual property relating to our Ecostar™ power converter products and a $2.5 million write-down of our QuestAir investment compared to a $5.3 million write-down of our QuestAir investment in the corresponding period in 2003. Engineering, service and other revenue is lower because the development phase of the current generation light-duty fuel cell engine program has reached completion and the next generation

2 8	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

light-duty fuel cell engine program is in the early stages. Investment and other income is down primarily due to a foreign exchange loss of $0.4 million in the three months ended December 31, 2004 compared to a gain of $3.0 million in the corresponding period in 2003 as well as lower investment income due to a decline in interest rates and lower average cash balances.

Summary of Quarterly Results: The timing of product deliveries and the completion of engineering milestones, and foreign exchange gains and losses, are significant factors that influence our quarterly results. The net loss for the third quarter of 2004 was significantly impacted by a $23.1 million loss on assets held for sale related to the pending sale of BPSAG, partly offset by lower depreciation and amortization, as we ceased recording depreciation and amortization on assets held for sale. The fourth quarter of 2004 and the second and fourth quarters of 2003 reflect write-downs of investments of $2.5 million, $7.3 million and $5.3 million, respectively. The fourth quarter of 2004 also included a write-down of $13.2 million of intellectual property. Foreign exchange gains were particularly significant in the first and second quarters of 2003 when they were $7.9 million and $8.3 million, respectively. Variations in engineering service and other revenue reflect the timing of customer development programs and milestone achievements under those programs. Lower engineering service revenue negatively impacted each of the quarters of 2004 relative to the corresponding quarters in 2003. Higher engineering service revenue was a significant factor in reducing net losses in the first quarter of 2003. Lower engineering service and other revenue during 2004 reflect the completion of the current generation light-duty fuel cell engine development program. For each of the quarters in 2004, quarterly operating expenditures decreased relative to the same periods in 2003 primarily due to the winding-down of the current generation light-duty engine program and the benefits of cost reduction initiatives and restructuring activities as well as lower depreciation in the third and fourth quarters of 2004. There are no significant seasonal variations in our quarterly results.

R I S K S  &  U N C E R T A I N T I E S

The development and commercialization plans for Ballard’s products presented in this Management’s Discussion & Analysis are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, those detailed below.

          Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost, durability and performance required in a commercial product and having sufficient access to capital to fund these activities. To be commercially useful, most of our products must be integrated into products manufactured by OEMs. There is no guarantee that OEMs will provide products that use our products as components. There is also a risk that mass markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated.

          For a complete discussion of risks and uncertainties that may apply to our business and our operating results, please refer to our 2004 Annual Information Form. A summary of these identified risks and uncertainties are as follows:

•	We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

•	We have incurred, and expect to incur, substantial losses.

•	We cannot assure you that we will be able to successfully execute our Business Plan.

•	Potential fluctuations in our financial and business results makes forecasting difficult and may restrict our access to funding for our commercialization plan.

•	A mass market for our products may never develop or may take longer to develop than we anticipate.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	2 9

M A N A G E M E N T ‘ S  D I S C U S S I O N   A N D  A N A L Y S I S  C O N T I N U E D

•	We have limited experience manufacturing PEM fuel cell products, PEM fuel cells, power electronics and electric drive systems on a commercial basis.

•	We are dependent on third party suppliers for the supply of key materials and components for our products.

•	We are dependent upon external OEMs to purchase certain of our products.

•	We are dependent on vehicle manufacturers to purchase certain of our PEM fuel cell products, PEM fuel cells, and electric drive systems.

•	We are dependent on our relationships with our partners in the Vehicular Alliance.

•	Fuel for PEM fuel cell vehicles may not be available or may cost too much, causing limited or reduced sales of our products.

•	Regulatory changes could hurt the market for our systems and products.

•	Our relationship with DaimlerChrysler and Ford could restrict our ability to control our business.

•	We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

•	We may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products.

•	We currently face and will continue to face significant competition.

•	We could lose or fail to attract the personnel necessary to run our business.

•	Certain provisions of our articles of incorporation and the Vehicular Alliance could have effects that conflict with the interest of our shareholders.

•	We could be liable for environmental damages resulting from our research, development or manufacturing operations.

•	Our products use inherently dangerous, flammable fuels, which could subject our business to product liability claims.

In addition, as described under “Business Overview”, on July 8, 2004 we announced a non-binding MOU with our Alliance partners, DaimlerChrysler and Ford, under which DaimlerChrysler and Ford will acquire our 50.1% interest in BPSAG. Although we expect to complete this transaction with DaimlerChrysler and Ford by June 30, 2005, there is no guarantee that we will successfully negotiate and complete this transaction. If we cannot do so, we may retain the fuel cell systems business and develop the next generation fuel cell engine and electric drive system. It is also possible that DaimlerChrysler and Ford may not provide funding for the development of this next generation fuel cell engine and electric drive system, which could have a material adverse affect on our results of operation and impact our ability to execute our business plan. If we do not receive funding for developing the next generation fuel cell engine from our Alliance partners, then we may have to narrow the scope of our development activities, which may impact our commercialization timeframes.

Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial may also adversely affect our business. For a more complete discussion of risks and uncertainties summarized above which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian and U.S. securities regulatory authorities. These documents are also available on our website at www.ballard.com.

3 0	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

M A N A G E M E N T ’ S  R E P O R T

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

          In support of its responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts which are based on estimates and judgments, as their final determination is dependent on future events.

          The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of three directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors and reviews and approves all financial disclosure contained in our public documents and related party transactions.

          The external auditors, KPMG LLP, conduct an independent examination, in accordance with Canadian generally accepted auditing standards, and express their opinion on the financial statements. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“Dennis Campbell”	“David Smith”

DENNIS CAMPBELL	DAVID SMITH
President and Chief Executive Officer	Chief Financial Officer
February 04, 2005	February 04, 2005

A U D I T O R S ’  R E P O R T  T O  S H A R E H O L D E R S

We have audited the consolidated balance sheets of Ballard Power Systems Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and accumulated deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

“KPMG LLP”

CHARTERED ACCOUNTANTS
Vancouver, Canada
February 04, 2005

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	3 1

C O N S O L I D A T E D  B A L A N C E  S H E E T S

December 31 (Expressed in thousands of U.S. dollars)	2004	2003

ASSETS
Current assets:
Cash and cash equivalents	$188,748	$278,099
Short-term investments	51,511	49,013
Accounts receivable (notes 5 and 16)	10,266	14,441
Inventories (note 6)	12,325	20,376
Prepaid expenses and other current assets	2,396	2,321
Current assets held for sale (note 3)	13,003	14,214

	278,249	378,464
Property, plant and equipment (note 7)	66,846	74,560
Intangible assets (note 8)	61,916	100,266
Goodwill (note 2)	155,324	155,324
Investments (note 9)	11,914	13,841
Long-term assets held for sale (note 3)	79,815	109,205
Other long-term assets	5,107	3,175

	$659,171	$834,835

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities (notes 10 and 16)	$24,574	$28,721
Deferred revenue	2,662	2,449
Accrued warranty liabilities	27,202	25,985
Current liabilities held for sale (note 3)	14,734	22,617

	69,172	79,772
Long-term liabilities (notes 11 and 12)	9,814	8,956
Long-term liabilities held for sale (note 3)	5,094	4,404

	84,080	93,132
Shareholders’ equity:
Share capital (note 13)	1,231,689	1,227,079
Contributed surplus (notes 13(c) and (h))	6,902	2,717
Accumulated deficit	(663,264)	(487,857)
Cumulative translation adjustment	(236)	(236)

	575,091	741,703

	$659,171	$834,835

Commitments, guarantees and contingencies (notes 13(j) and 14)

See accompanying notes to consolidated financial statements.

	“Ian Bourne”	“Douglas Whitehead”
Approved on behalf of the Board:
	IAN BOURNE Director	DOUGLAS WHITEHEAD Director

3 2	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

C O N S O L I D A T E D  S T A T E M E N T S  O F  O P E R A T I O N S   A N D A C C U M U L A T E D  D E F I C I T

Years ended December 31 (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)	2004	2003	(restated-note 1(p)) 2002

Revenues:
Product revenues	$67,575	$79,828	$55,982
Engineering service and other revenue	13,798	39,738	34,955

Total revenues	81,373	119,566	90,937
Cost of revenues and expenses:
Cost of product revenues	59,594	76,063	67,114
Research and product development	91,737	103,863	114,022
General and administrative	15,671	17,711	22,613
Marketing	10,028	9,454	9,407
Depreciation and amortization	40,094	46,408	44,486
Capital taxes	—	—	244

Total cost of revenues and expenses	217,124	253,499	257,886

Loss before undernoted	(135,751)	(133,933)	(166,949)
Investment and other income	3,670	29,191	17,117
Loss on disposal and write-down of long-lived assets	(17,678)	(13,274)	(890)
Write-down of assets held for sale (note 3)	(23,051)	—	—
Equity in loss of associated companies	(2,175)	(2,067)	(2,298)
Minority interest	—	4,578	30,944
Business integration and restructuring costs (note 4)	—	(8,838)	(27,532)
License and royalty income	—	—	2,383

Loss before income taxes	(174,985)	(124,343)	(147,225)
Income taxes (note 15)	422	749	1,192

Net loss for year	(175,407)	(125,092)	(148,417)
Accumulated deficit, beginning of year	(487,857)	(362,765)	(214,348)

Accumulated deficit, end of year	$(663,264)	$(487,857)	$(362,765)

Basic and diluted loss per share	$(1.48)	$(1.07)	$(1.41)

Weighted average number of common shares outstanding	118,461,114	117,438,962	105,386,420

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	3 3

C O N S O L I D A T E D  S T A T E M E N T S  O F  C A S H  F L O W S

Years ended December 31 (Expressed in thousands of U.S. dollars)	2004	2003	(restated-note 1(p)) 2002

CASH PROVIDED BY (USED FOR)
Operating activities:
Net loss for period	$(175,407)	$(125,092)	$(148,417)
Items not affecting cash:
License and royalty income	—	—	(2,383)
Compensatory shares	5,091	7,837	6,881
Depreciation and amortization	45,313	54,421	50,689
Loss on sale and write-down of long-lived assets	17,678	13,274	11,658
Write-down of assets held for sale (note 3)	23,051	—	—
Equity in loss of associated companies	2,175	2,067	2,298
Minority interest	—	(4,578)	(30,944)
Other	(278)	(375)	(334)

	(82,377)	(52,446)	(110,552)

Changes in non-cash working capital:
Accounts receivable	4,175	4,252	(2,772)
Inventories	8,051	3,138	3,572
Prepaid expenses and other current assets	(75)	(174)	(1,514)
Accounts payable and accrued liabilities	(2,789)	(758)	(20,752)
Deferred revenue	213	54	451
Accrued warranty liabilities	1,217	1,554	8,074
Net current assets and liabilities held for sale (note 3)	(6,672)	1,614	(3,552)

	4,120	9,680	(16,493)

Cash used by operations	(78,257)	(42,766)	(127,045)

Investing activities:
Net (increase) decrease in short-term investments	(2,498)	90,624	140,838
Additions to property, plant and equipment	(7,087)	(5,714)	(20,340)
Additions to intangible assets	(411)	(557)	—
Proceeds on sale of property, plant and equipment	529	418	1,085
Proceeds on sale of intangible assets	—	479	—
Investments	(2,751)	(2,016)	(2,603)
Acquisition of other businesses (note 2)	—	(1,879)	(343)
Other long-term assets	(1,932)	(53)	243
Long-term liabilities	1,826	846	3,462

	(12,324)	82,148	122,342

Financing activities:
Net proceeds on issuance of share capital	1,234	1,519	101,239
Other	(4)	(35)	(77)

	1,230	1,484	101,162

(Decrease) increase in cash and cash equivalents	(89,351)	40,866	96,459
Cash and cash equivalents, beginning of year	278,099	237,233	140,774

Cash and cash equivalents, end of year	$188,748	$278,099	$237,233

Supplemental disclosure  of cash  flow information (note 17)

See accompanying notes to consolidated financial statements.

3 4	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S

Years ended December 31, 2004, 2003 and 2002
(Tabular amounts expressed in thousands of U. S. dollars, except per share amount and number of shares)

1.  S I G N I F I C A N T   A C C O U N T I N G   P O L I C I E S

(a) Description of business: The principal business of Ballard Power Systems Inc. (the “Corporation”) is the development and commercialization of proton exchange membrane (“PEM”) fuel cells. The Corporation operates in three market segments:

•	Transportation: PEM fuel cell products and electric drive systems;

•	Power Generation: PEM fuel cell products and power electronics; and

•	Material Products: Carbon fiber products primarily for automotive transmissions, and gas diffusion layers (“GDL”) for PEM fuel cells.

The Corporation is based in Canada, with head office, research and development and manufacturing facilities in Burnaby, British Columbia. In addition, there are research and development and manufacturing facilities in the United States (Dearborn, Michigan and Lowell, Massachusetts) and Germany (Nabern).

(b) Use of estimates: The preparation of consolidated financial statements requires the Corporation’s management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes thereto. Significant areas requiring management to make estimates include inventory valuation, product warranty obligations, valuation of investments, revenue recognition and recoverability of intangibles and goodwill. Actual results could differ from those estimates.

(c) Basis of presentation: The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Material measurement differences to United States GAAP are disclosed in note 19.

          The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

Percentage ownership	2004	2003	2002

Ballard Advanced Materials Corporation	77.5	77.5	77.5
Ballard Generation Systems Inc. (note 2)	100.0	100.0	86.8
Ballard Material Products Inc.	100.0	100.0	100.0
Ballard Power Corporation	100.0	100.0	100.0
Ballard Power Systems AG	50.1	50.1	50.1
Ballard Power Systems Corporation	100.0	100.0	100.0

 All significant intercompany balances and transactions have been eliminated.

(d) Cash and cash equivalents: Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less. Interest earned and any market value losses are recognized immediately in the statement of operations.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	3 5

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S  C O N T I N U E  D

1 . S I G N I F I C A N T  A C C O U N T I N G  P O L I C I E S  C O N T I N U E D

(e) Income taxes: The Corporation follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered to be “more likely than not,” a valuation allowance is provided.

(f) Investments: Short-term investments, all of which are categorized as available-for-sale, are carried at the lower of cost and quoted market value.

          Investments in shares of companies over which the Corporation has the ability to exercise significant influence are accounted for by the equity method. Investments in companies where significant influence does not exist are carried at cost.

(g) Inventories: Inventories are recorded at the lower of cost and net realizable value. Costs of materials are determined on an average per unit basis. The cost of work-in-progress and finished goods inventories include materials, labour and production overhead. In establishing the amount of inventory obsolescence provision, management estimates the likelihood that inventory carrying values will be affected by changes in market demand and technology, which would make inventory on hand obsolete.

(h) Property, plant and equipment: Property, plant and equipment are initially recorded at cost and are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method over the estimated useful lives of the assets as follows:

Building	30 to 39 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	The shorter of initial term of the respective lease and estimated useful life
Production and test equipment	5 to 15 years

 (I) Intangible assets: Fuel cell technology, system and subsystem technology, in-process research and development and trade names acquired from third parties by the Corporation are recorded at cost and amortized using the straight-line method over their estimated useful lives of 5 to 15 years.

(j) Goodwill: The excess of the purchase price of businesses acquired over the fair values assigned to identifiable assets acquired and liabilities assumed is recognized as goodwill in the Corporation’s consolidated financial statements.

          Goodwill is not subject to amortization but tested for impairment on an annual basis and the excess of the carrying value amount over the fair value of goodwill is charged to earnings. At year end, the Corporation tested for goodwill impairment in each of the reporting units using a discounted cash flow methodology and determined that there was no impairment of goodwill.

(k) Revenue recognition: The Corporation recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured.

3 6	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

          Revenue from products is recognized when title passes to the customer and all revenue recognition criteria specified above is met. Revenue from engineering services is recognized as services are rendered and predefined milestones are achieved. For contracts with multiple deliverables, the Corporation allocates revenue to each element of the contract based on objective evidence of the fair value of the element. Revenue from long-term fixed price service contracts is determined under the percentage-of-completion method where revenues are recognized on a pro-rata basis in the relation that contract costs incurred have to total contract costs. Unbilled revenues (included in accounts receivable) represent revenues earned in excess of amounts billed on uncompleted contracts. Deferred revenue represents amounts billed to, or cash received from, customers in excess of revenue recognized on uncompleted contracts.

(l) Government assistance and investment tax credits: Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets or credited against the related expenses incurred in the statement of operations as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(m) Research and product development expenditures: Research costs are expensed as they are incurred, product development costs are expensed as incurred except when they meet specific criteria for deferral as set out under Canadian GAAP.

(n) Patents and license agreements: Costs incurred in establishing and acquiring patents and license agreements are expensed in the period incurred or acquired.

(o) Accrued warranty liabilities: A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

(p) Asset retirement obligations: Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to face value.

          The change in accounting policy was applied retroactively. As a result, comparative periods were restated, which increased net loss by $686,000 for the year ending December 31, 2002.

(q) Employee future benefit plans: The Corporation has two defined benefit pension plans covering employees in the United States and Germany. In addition, the Corporation provides other retirement benefits for certain employees in the United States. The benefits are based on years of service and the employee’s compensation level. The Corporation accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected rate of return of plan assets, those assets have been valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. Any increase in the projected benefit obligation resulting from amendments affecting prior service is amortized straight line over the remaining service period of active plan participants who are expected to receive benefits under the Plan on the date the amendment is first recognized. To the extent that the liability is not covered by assets of the plan nor reflected in the accrued pension cost, there is a transition asset or obligation to be recognized over a specified period in accordance with an amortization schedule.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	3 7

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S C O N T I N U E  D

1.  S I G N I F I C A N T  A C C O U N T I N G  P O L I C I E S  C O N T I N U E D

(r) Translation of foreign currencies: The measurement currency of the Corporation is the U.S. dollar. Transactions in foreign currencies are translated at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the measurement currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings.

          During 2004, the Corporation adopted the fair value method of accounting for forward foreign exchange contracts, and as such, records the fair value of such contracts on the balance sheet and recognizes the changes in the fair values as gains or losses in the period.

(s) Share-based compensation plans: Effective January 1, 2003, the Corporation adopted the fair-value based method of accounting for stock-based compensation, on a prospective basis, for all awards of shares and stock options granted on or after January 1, 2003. The resulting compensation expense is charged to net income over the vesting period whereby the compensation expense is recognized when the goods or services are received. Prior to 2003, options granted to employees and directors were accounted for using the intrinsic value method of accounting for stock-based compensation. Accordingly, no compensation expense was recognized for such grants of options to employees and directors as the exercise price was equal to the market price of the stock on the date of grant.

          The Corporation issues shares and share options under its share-based compensation plans as described in note 13. Any consideration paid by employees on exercise of share options or purchase of shares is credited to share capital.

(t) Loss per share: Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share under Canadian GAAP is calculated using the treasury stock method which is consistent with the calculation under U.S. GAAP for diluted loss per share.

(u) Comparative figures: Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

2 . B U S I N E S S  A C Q U I S I T I O N S

(a) Acquisition of Ballard Generation Systems Inc. (“BGS”):

          (i) On May 2, 2003, the Corporation completed the purchase of FirstEnergy Corp.’s (formerly GPU International, Inc.) 13.2% interest in BGS. The purchase price was $30,586,000, including $30,386,000 funded through the issuance of 1,366,063 common shares of the Corporation and $200,000 of transaction costs. The value of each common share issued of $22.24 was based on the average quoted market price of the Corporation’s common shares around the announcement date of the acquisition, being August 23, 2001. The acquisition of the minority interest has been accounted for by the purchase method effective May 2, 2003, the date of closing. Of the purchase price, $13,088,000 has been allocated to intangible assets and $17,350,000 has been allocated to goodwill. Upon completion of the transaction, the Corporation owned 100% of BGS.

          (ii) On December 18, 2002, the Corporation purchased all BGS shares owned by ALSTOM Canada Inc. (“ALSTOM”) representing 18.2% of BGS’s outstanding shares. The purchase price was $30,453,000, including $30,110,000 funded through the issuance of 2,500,000 common shares of the Corporation and $343,000 of transaction costs. The value of each common share issued of $12.04 is based on the average quoted market price of the Corporation’s common shares around the announcement date of the acquisition, being December 18, 2002. The acquisition of the minority interest has been accounted for by the purchase method. Based on a preliminary allocation, in December 2002, $1,050,000 of the purchase price was allocated to net tangible assets, $14,996,000 was allocated to intangible assets and $14,407,000 was allocated to goodwill.

3 8	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

          During 2003, the Corporation finalized its allocation of purchase price to intangible assets and goodwill. The value of intangible assets was decreased by $2,319,000 for a final value of $12,677,000 and goodwill was increased by $2,319,000 for a final value of $16,726,000.

(b) Acquisition of AirGen™ Assets: On June 5, 2003, the Corporation purchased Coleman Powermate, Inc.’s AirGen™ fuel cell generator net assets for cash of $1,573,000, plus acquisition costs of $106,000. The costs of acquisition were allocated to the assets and liabilities acquired as follows:

Inventories	$983
Property, plant and equipment	419
Intangible assets	379

1,781
Current liabilities	(102)

Purchase price	$1,679

3. A S S E T S  H E L D  F O R  S A L E

On July 8, 2004, the Corporation entered into a non-binding Memorandum of Understanding (“MOU”) with its Vehicular Alliance partners, DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”), under which it is proposed that DaimlerChrysler and Ford will acquire the Corporation’s 50.1% interest in BPSAG. In exchange, DaimlerChrysler and Ford will return to the Corporation nine million of its common shares that they currently own, valued at $73.8 million, based on the average quoted market price of the Corporation’s common shares around the announcement date of $8.20 per share. These shares will then be cancelled. While the MOU has expired, the parties are continuing to negotiate the detailed terms and conditions of the transaction in a manner generally consistent with the MOU, with the exception that the scope of the transaction may also include a reallocation of the responsibility for the development of electric drives for hybrid vehicles. The Corporation has right of first offer to supply Ford with electric drives for their hybrid vehicles, and Ford may not compete with the Corporation in the research, development, commercialization, manufacture, marketing, sale and service of electric drives for hybrid vehicles. Ford has proposed that the terms of the Alliance regarding electric hybrid e-drives be removed, in exchange for consideration which is currently being negotiated. The existing forward sale agreement related to the purchase by the Corporation of the remaining 49.9% interest in BPSAG from DaimlerChrysler, will be effectively cancelled, resulting in 100% ownership of BPSAG by DaimlerChrysler and Ford. As the terms of the existing forward sale agreement required the purchase of the remaining 49.9% interest in BPSAG by the Corporation be completed by November 15, 2004, the agreement was extended to February 28, 2005 and it is expected it will continue to be extended until the closing of the sale of BPSAG. The Corporation expects to complete the sale of BPSAG by June 30, 2005, subject to further approvals by the boards of directors of DaimlerChrysler and Ford, from the Corporation’s board of directors and shareholders and any required approvals of regulatory agencies in Canada, the United States and Germany.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	3 9

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S C O N T I N U E  D

3. A S S E T S  H E L D  F O R  S A L E  C O N T I N U E D

          As a result of the pending sale of BPSAG, the Corporation has recorded an estimated loss of $23.1 million in the third quarter of 2004. This loss results from writing down the goodwill of BPSAG to the estimated proceeds to be received. The overall loss on the sale of BPSAG is dependent on a number of variables, including changes in the Corporation’s net investment in BPSAG and purchase price adjustments. Included in the assets and liabilities held for sale are:

	2004	2003

Accounts receivable	$4,564	$8,207
Inventories	8,320	5,908
Prepaid expenses	119	99

Current assets held for sale	$13,003	$14,214

Property, plant and equipment	$10,466	$11,125
Intangible assets	27,416	33,096
Goodwill	41,933	64,984

Long-term assets held for sale	$79,815	$109,205

Accounts payable and accrued liabilities	$10,459	$14,225
Deferred revenue	94	1,441
Accrued warranty liabilities	4,181	6,951

Current liabilities held for sale	$14,734	$22,617

Long-term liabilities held for sale	$5,094	$4,404

4. B U S I N E S S  I N T E G R A T I O N  A N D  R E S T R U C T U R I N G  C O S T S

During 2002, the Corporation announced an organizational restructuring to significantly lower cash consumption through a reduction of approximately 400 employees. During 2003 and 2002, the Corporation recorded $4,247,000 and $10,980,000, respectively, in restructuring expenses in connection with the Corporation’s organizational restructuring, of which $445,000 remained in liabilities at December 31, 2004 (2003 - $3,104,000). In addition, in connection with the acquisition of Ballard Power Systems AG (“BPSAG”) and Ballard Power Systems Corporation (“BPSC”), during 2003 and 2002, integration expenses of $4,591,000 and $16,552,000 were recorded. At December 31, 2004, the balance of liabilities relating to integration activities from the acquisition of BPSAG and BPSC was $214,000 (2003 - $1,290,000). Business integration and restructuring costs relate to severance and other compensation payments, facility closure costs, asset write-downs and other expenditures related to integration.

5. A C C O U N T S  R E C E I V A B L E

	2004	2003

Trade receivables	$9,491	$13,644
Other	775	797

	$10,266	$14,441

4 0	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

6. I N V E N T O R I E S

	2004	2003

Materials	$5,920	$11,946
Work-in-progress	4,515	7,437
Finished goods	1,890	993

	$12,325	$20,376

7. P R O P E R T Y,  P L A N T  A N D  E Q U I P M E N T

	2004			2003

	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

Land	$4,803	$—	$4,803	$4,803	$—	$4,803
Building	13,037	2,921	10,116	13,570	2,499	11,071
Computer equipment	18,358	12,749	5,609	16,599	10,521	6,078
Furniture and fixtures	5,298	4,183	1,115	5,287	3,872	1,415
Leasehold improvements	16,499	5,266	11,233	15,445	4,046	11,399
Production and test equipment	72,852	38,882	33,970	72,143	32,349	39,794

	$130,847	$64,001	$66,846	$127,847	$53,287	$74,560

8. I N T A N G I B L E  A S S E T S

	2004			2003

	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

Fuel cell technology	$41,869	$17,753	$24,116	$40,719	$14,981	$25,738
System and subsystem technology	73,662	38,928	34,734	108,219	38,357	69,862
In-process research and development	7,500	4,625	2,875	7,500	3,125	4,375
Trade names	497	306	191	497	206	291

	$123,528	$61,612	$61,916	$156,935	$56,669	$100,266

In the fourth quarter of 2004, the Corporation recorded a write-down in intangible assets of $13.2 million as it was determined that the carrying value of some of the intellectual property related to the Corporation’s Ecostar™ power converter products was not supported by management’s estimates of discounted cash flows related to these products.

          The Corporation protects the intellectual property which it develops by appropriate filings for patents in Canada, the United States and other countries. In 2004, legal expenditures related to such filings of $2,659,000 (2003- $2,605,000; 2002 - $1,816,000) are included in research and product development expense.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	4 1

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S  C O N T I N U E D

9. I N V E S T M E N T S

Investments are comprised of the following:

	2004		2003

	Amount	Percentage ownership	Amount	Percentage ownership

ALSTOM Ballard GmbH	$—	49.0	$—	49 0
EBARA BALLARD Corporation	741	49.0	1,260	49.0
QuestAir Technologies Inc.	3,919	7.4	6,422	8.2
MicroCoating Technologies, Inc.	—	2.9	—	2.9
Advanced Energy Technology Inc.	5,104	2.5	5,104	2.5
Chrysalix Energy Limited Partnership	2,150	15.0	1,055	15.0

	$11,914		$13,841

ALSTOM Ballard GmbH (“ALSTOM Ballard”) and EBARA BALLARD Corporation (“EBARA BALLARD”) are accounted for using the equity method as the Corporation has the ability to exercise significant influence over these companies. QuestAir Technologies Inc. (“QuestAir”), MicroCoating Technologies, Inc. (“MCT”), Advanced Energy Technology Inc. (“Advanced Energy”) (formerly Graftech, Inc.), and Chrysalix Energy Limited Partnership (“Chrysalix”) are carried at cost as the Corporation does not have the ability to assert significant influence over these entities.

          The Corporation’s investment in ALSTOM Ballard has been drawn down by the Corporation’s share of equity losses recognized and the operations of ALSTOM Ballard are now inactive.

          During 2004, BGS made an additional investment of $1,656,000 (2003 - $1,610,000) in EBARA BALLARD, representing the Corporation’s proportionate share of financing by EBARA BALLARD’s shareholders.

          During 2000,the Corporation entered into a joint development agreement with QuestAir that included the Corporation acquiring initially a 10% interest in QuestAir, on a fully diluted basis, in exchange for $10,465,000 in cash. In March of 2001, the Corporation made an additional investment in QuestAir of $1,265,000 in cash including acquisition costs. During 2003, due to a prolonged period in which the fair value of QuestAir remained below its cost, impairment was assessed as other than temporary and therefore the investment was written-down to its fair value at the time of $6,422,000.

          In December 2004, QuestAir completed an initial public offering. The public market value for the company was significantly below the recorded carrying value of the Corporation’s investment in QuestAir and therefore the investment in QuestAir was written-down to its current market value of $3.9 million.

          In May 2001, the Corporation entered into a collaboration, license and supply agreement with MCT that included the Corporation acquiring approximately 3% of the equity of MCT on a fully diluted basis. The purchase was funded by the payment of $1,900,000 in cash and through the issuance of 88,963 common shares valued at $4,482,000 with this value based on the market price of the Corporation’s common shares at the date of the grant. Included in the investment are related acquisition costs of $196,000. In 2002, additional funding of $757,000 was made.

          During 2003, the Corporation reassessed the valuation of its investment in MCT. Due to uncertainty surrounding MCT’s ability to raise additional capital and continue as a going concern, the full amount of the investment of $7,335,000 was written-down.

4 2	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEM S INC.

          In June 2001, the Corporation entered into a development and collaboration agreement with Advanced Energy that included the Corporation acquiring a 2.5% ownership interest in Advanced Energy. The purchase was funded through the issuance of 92,685 common shares valued at $4,856,000 with this value based on the market price of the Corporation’s common shares at the date of the grant. Included in the investment are related acquisition costs of $248,000.

          In June 2001, the Corporation entered into a limited partnership, Chrysalix, to fund early-stage ventures in the fuel cell industry. An additional investment of $1,095,000 was made during 2004 (2003 - $406,000) and the Corporation is committed to fund a total of $1,633,000 from 2005 to 2010.

10. A C C O U N T S  P A Y A B L E  A N D A C C R U E D  L I A B I L I T I E S

	2004	2003

Trade accounts payable	$5,171	$9,425
Other liabilities	8,734	6,401
Compensation payable	10,542	12,585
Taxes payable	127	310

	$24,574	$28,721

11. L O N G - T E R M  L I A B I L I T I E S

	2004	2003

Deferred revenue	$4,008	$4,286
Pension and post-retirement obligations (note 12)	3,985	3,205
Asset retirement obligation	1,821	1,465

	$9,814	$8,956

In determining the fair value of the asset retirement obligations, the estimated cash flows have been discounted at 12% per annum. The total undiscounted amount of the estimated cash flows required to settle the obligation is $6,405,000 as at December 31, 2004. The obligations will be settled at the end of the term of each of the operating leases, which extend up to 15 years in the future.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	4 3

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S  C O N T I N U E D

12. E M P L O Y E E F U T U R E  B E N E F I T  P L A N S

The Corporation maintains two defined benefit pension plans covering employees in the United States and Germany. The benefits under pension plans are based on years of service and salary levels. Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits. The measurement date used to determine pension and other post-retirement benefit measures for the pension plan and the post-retirement benefit plan is December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2004.

Information about the Corporation’s employee future benefit plans, in aggregate, is as follows:

	2004		2003

Defined benefit plan obligations	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Balance, beginning of year	$10,189	$1,920	$7,475	$1,344
Current service cost	1,021	261	938	243
Interest cost	586	114	512	91
Benefits paid	(137)	—	(38)	—
Actuarial losses	728	132	475	242
Foreign exchange rate changes	416	—	1,041	—
Plan amendments	85	—	(214)	—

Balance, end of year	$12,888	$2,427	$10,189	$1,920

	2004		2003

Defined benefit plan assets	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Balance, beginning of year	$3,883	$—	$2,924	$—
Actual return on plan assets	176	—	(33)	—
Employer’s contributions	963	—	974	—
Benefits paid	(229)	—	(69)	—
Foreign exchange rate changes	64	—	87	—

Balance, end of year	$4,857	$—	$3,883	$—

The plan assets for the funded pension plans consist of:

	2004	2003

Asset Category
Equity securities	58%	59%
Debt securities	41%	40%
Real estate	1%	1%

Total	100%	100%

4 4	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEM S INC.

Reconciliation of the funded status of the benefit plans

	2004		2003

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Fair value of plan assets	$4,857	$—	$3,883	$—
Accrued benefit obligation	12,888	2,427	10,189	1,920

Funded status — deficit	(8,031)	(2,427)	(6,306)	(1,920)
Unamortized net actuarial loss	1,924	260	1,047	128

Accrued benefit asset (liability)	$(6,107)	$(2,167)	$(5,259)	$(1,792)

The accrued benefit liability as at December 31, 2004, included as part of long-term liabilities is $1,818,000 (2003 - $1,413,000) for pension plans, and $2,167,000 (2003 - $1,792,000) for the other benefit plans. Included in long-term liabilities held for sale is accrued benefit liability of $4,289,000 (2003 - $3,846,000) relating to the pension plan for BPSAG. For the year ended December 31, 2004, $1,482,000 (2003 - $1,183,000) of defined benefit cost was recorded for the pension obligations and $375,000 (2003 - $149,000) was recorded for other benefit plans in the consolidated statement of operations. The elements of the defined benefit costs recognized for the years ended December 31, 2004 and 2003 are:

	2004		2003

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Current service cost	$1,021	$261	$938	$243
Interest cost	586	114	512	91
Actual return on plan assets	(176)	—	33	—
Actuarial losses	728	—	475	—

Elements of employee future benefit costs before adjustments	$2,159	$375	$1,958	$334

Adjustments to recognize the long-term nature of employee future benefit costs:
Differences between expected and actual return on plan assets for year	(98)	—	(255)	—
Difference between actuarial loss recognized for year and actuarial loss on accrued benefit obligation for year	(724)	—	(475)	—
Amortization of transition obligation	85	—	—	—
Amortization of (gain) loss	60	—	(45)	(16)

Defined benefit costs recognized	$1,482	$375	$1,183	$318

Total cash payments for employee future benefits for the year ended December 31, 2004, consisting of cash contributed by the Corporation to its funded pension plans was $963,000 (2003 - $974,000).

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	4 5

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S  C O N T I N U E D

12. E M P L O Y E E  F U T U R E  B E N E F I T  P L A N S  CO N T I N U E D

          The significant actuarial assumptions adopted in measuring benefit obligations at December 31, 2004 and 2003 were as follows:

	2004		2003

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Discount rate	5.0 - 5.8%	6.0%	6.0%	6.8%
Rate of compensation increase	3.0 - 3.5%	3.0 - 7.0%	3.0 - 4.7%	3.0 - 7.0%

The significant actuarial assumptions adopted in determining net cost for the years ended December 31, 2004 and 2003 were as follows:

	2004		2003

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Discount rates	5.0 - 6.0%	5.8%	6.0 - 6.8%	6.0%
Expected long-term rate of return on plan assets	3.5 - 7.5%	N/A	3.5 - 7.5%	N/A
Rate of compensation increase	3.0 - 3.5%	3.0 - 7.0%	3.0 - 4.7%	3.0 - 7.0%

The assumed health care cost trend rates applicable to the other benefit plans at December 31, 2004 and 2003 were as follows:

	2004	2003

Initial medical health care cost trend rate	9.0%	10.0%
Initial dental health care cost trend rate	6.0%	7.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is assumed to remain at	2011	2011
Year that the dental rate reaches the rate it is assumed to remain at	2006	2006

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for the years ended December 31, 2004 and 2003:

	2004	2003

Effect on total service cost and interest cost components for the year:
- One-percentage point increase	$84	$65
- One-percentage point decrease	$(65)	$(51)
Effect on accumulated post-retirement benefit obligation at year end:
- One-percentage point increase	$499	$387
- One-percentage point decrease	$(390)	$(304)

4 6	2 O O 4 ANNUAL REPORT	BALLARD POWER SYSTEM S INC.

13. S H A R E  C A P I T A L

(a) Authorized:	Unlimited number of common shares, voting, without par value. Unlimited number of preferred shares, issuable in series, 1 Class A and 1 Class B share, convertible, redeemable and non-voting.
(b) Issued:

	2004		2003		2002

	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Common shares
Balance, beginning of year	118,187,877	$1,227,079	115,789,374	$1,187,127	104,814,074	$1,051,811
Issued for cash (net of issue costs)	—	—	—	—	7,700,000	95,096
Issued on acquisition of other businesses	—	—	1,366,063	30,386	2,500,000	30,110
Issued for intellectual property	—	—	221,356	2,403	221,357	2,378
Options exercised	204,617	1,234	312,117	1,519	384,289	6,143
Share distribution plan (note 13(d))	386,350	3,376	498,967	5,644	131,094	1,589
Share exchange plan (note 13 (e))	—	—	—	—	38,560	—

Balance, end of year	118,778,844	1,231,689	118,187,877	1,227,079	115,789,374	1,187,127

Class A share
Balance, beginning and end of year	1	—	1	—	1	—
Class B share
Balance, beginning and end of year	1	—	1	—	1	—

Total shares, end of year	118,778,846	$1,231,689	118,187,879	$1,227,079	115,789,376	$1,187,127

(c) Share option plans: The Corporation currently has options outstanding from four share option plans. All directors, officers and employees of the Corporation and its subsidiaries are eligible to participate in the share option plans, although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.

          (i) 2002 Share Option Plan: At December 31, 2004, options to purchase 1,755,417 common shares were outstanding. These options, when vested under the terms of the plan, are exercisable at prices ranging between $10.00 and $24.91 per common share. Options to purchase an additional 2,243,766 common shares may be granted in future years under this plan. All options have a term of ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised at the beginning of each of the second, third and fourth years after granting.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	4 7

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S  C O N T I N U E D

13. S H A R E  C A P I T A L  C O N T I N U E D

          (ii) 2000 Share Option Plan: At December 31, 2004, options to purchase 3,356,108 common shares were outstanding. These options, when vested under the terms of the plan, are exercisable at prices ranging between $12.20 and $159.52 per common share. Options to purchase an additional 2,632,692 common shares may be granted in future years under this plan. All options have a term of ten years from the date of grant unless otherwise determined by the board of directors. Options to purchase 564,900 common shares vest and may be exercised in the third year after granting. Options to purchase 127,500 common shares vest and may be exercised in the fourth year after granting. Of the remaining options, one-third vest and may be exercised at the beginning of each of the second, third and fourth years after granting.

          (iii) 1997 Share Option Plan: At December 31, 2004, options to purchase 1,248,571 common shares were outstanding. These options, when vested under the terms of the plan, are exercisable at prices ranging between $29.08 and $159.52 per common share. Options to purchase an additional 1,698,173 common shares may be granted in future years under this plan. All options have a term of ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised at the beginning of each of the second, third and fourth years after granting.

          (iv) 1995 Share Option Plan: At December 31, 2004, options to purchase 178,271 common shares were outstanding and exercisable at prices ranging between $6.16 and $9.82 per common share. Options to purchase an additional 78,445 common shares may be granted in future years under this plan. All options have a term of ten years from the date of grant. One-third of the options vest and may be exercised at the beginning of each of the first, second and third years after granting.

Share options	Options for common shares	Weighted average exercise price

Balance, December 31, 2001	7,257,429	$49.01
Options granted	2,738,350	24.55
Options exercised	(384,289)	13.76
Options cancelled	(1,439,147)	59.46

Balance, December 31, 2002	8,172,343	40.98
Options granted	1,343,517	10.95
Options exercised	(312,117)	5.31
Options cancelled	(1,918,953)	53.72

Balance, December 31, 2003	7,284,790	42.01
Options granted	532,152	11.21
Options exercised	(204,617)	6.18
Options cancelled	(1,073,958)	45.22

Balance, December 31, 2004	6,538,367	$42.97

4 8	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEM S INC.

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2004:

Options outstanding				Options exercisable

Range of exercise price	Number outstanding	Weighted aver- age remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price

$6.16 - $10.00	513,165	6.1 years	$9.76	289,902	$9.58
10.41 - 15.20	1,234,642	8.6 years	11.89	259,225	12.49
21.85 - 31.57	2,024,689	6.4years	25.46	1,122,564	26.01
32.82 - 44.24	1,122,796	5.9 years	35.54	1,122,796	35.54
54.84 - 73.53	886,375	6.2 years	59.30	886,375	59.30
95.96 - 159.52	756,700	5.2 years	154.93	756,700	154.93

	6,538,367	6.5 years	$42.97	4,437,562	$55.19

As outlined in note 1(s), effective January 1, 2003, the Corporation adopted, on a prospective basis, the fair-value based method for recording employee and director share option grants. During 2004, compensation expense of $3,296,000 (2003 - $2,668,000) was recorded in net income as a result of fair value accounting for share options granted after the adoption of the fair-value method. The share options granted during the year had a weighted average fair value of $6.72 (2003 - $7.27) and vesting periods of three years.

          Pro-forma disclosure is required to reflect the impact on the Corporation if it had elected to adopt the fair value method of accounting from inception of the standard, being January 1, 2002. If computed fair values of the options had been amortized to expense over their vesting periods, the net loss and net loss per share would have been:

	(restated-note 1(p))
	2004	2003	2002

Net loss	$175,407	$125,092	$148,417
Compensation charge related to options granted	16,515	16,477	10,205

Pro-forma net loss	$191,922	$141,569	$158,622

Pro-forma basic and diluted loss per share	$1.62	$1.21	$1.51

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2004	2003	2002

Expected life	7 years	7 years	7 years
Expected dividends	Nil	Nil	Nil
Expected volatility	63%	75%	74%
Risk-free interest rate	4%	5%	5%

(d) Share distribution plans: The Corporation has share distribution plans that permit the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and encourage future contribution to the Corporation. At December 31, 2004, there were 2,492,740 (2003 - 2,787,139) shares available to be issued under these plans.

          Compensation expense of $1,389,000 was charged against income during the year ended December 31, 2004 (2003 - $5,120,000; 2002 - $6,881,000) for shares distributed and to be distributed under the plan.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	4 9

N O T E S  T O  C O N S O L I D A T E D F I N A N C I A L  S T A T E M E N T S  C O N T I N U E D

13. S H A R E  C A P I T A L  C O N T I N U E D

(e) Option exchange plan:The BGS share exchange plan was amended to an option exchange plan during 2003. Before the amendment, under the plan, holders of BGS options automatically exchanged shares of BGS acquired on the exercise of BGS options for a specified number of common shares of the Corporation. The amended exchange plan replaces the BGS options with options to purchase common shares of the Corporation. As at December 31, 2004, options to purchase 285,416 (2003 - 358,816) shares of BGS were outstanding which may be exchanged for share options to purchase 125,302 (2003 -158,119) common shares of the Corporation.

(f) Class A and Class B shares:

          (i) Class A share: This share is convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Corporation by DaimlerChrysler.

          (ii) Class B share: This share is convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Corporation by Ford.

(g) Warrants: The following table summarizes information regarding the Corporation’s previously issued warrants:

	2004	2003	2002

	Number of warrants	Number of warrants	Number of warrants

Balance, beginning of year	—	—	450,000
Exercised	—	—	—
Expired	—	—	(450,000)

Balance, end of year	—	—	—

(h) Deferred Share Units: During 2003, the Corporation approved deferred share unit (“DSU”) plans for the board of directors and executives. Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plans. As at December 31, 2004, 122,889 (2003 - 3,642) DSUs were issued and outstanding, and $406,000 (2003 - $49,000) of compensation expense was recorded.

(i) Restricted Share Units: During 2004, the Corporation approved a restricted share unit (“RSU”) plan for employees. The RSUs vest after three years from the date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria.

          Each RSU is convertible into one common share. Shares will be issued from the Corporation’s share distribution plans. No RSUs have been issued from this plan as at December 31, 2004.

(j) Commitments to issue common shares: As the terms of the existing forward sale agreement required the purchase of the remaining 49.9% interest in BPSAG by the Corporation be completed by November 15, 2004, the agreement was extended to February 28, 2005 and it is expected it will continue to be extended until the closing of the sale of BPSAG (note 3).

          In December 2004, the Corporation unconditionally exercised its right to call a CDN $55 million equity investment from DaimlerChrysler and Ford whereby 4,457,545 common shares of the Corporation were issued at CDN $12.34 per share at the close of the transaction on January 12, 2005 (note 21).

5 0	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEM S INC.

14. C O M M I T M E N T S,  G U A R A N T  E E S  A N D  C O N T I N G E N C I E S

At December 31, 2004, the Corporation is committed to payments under operating leases as follows:

2005	$4,409
2006	3,877
2007	2,965
2008	2,128
2009	1,987
Thereafter	16,174

Total minimum lease payments	$31,540

The Corporation has agreed to pay royalties in respect of sales of fuel cell-based stationary power products under two development programs with certain Canadian government agencies. The total combined royalty is limited in any year to 4% of revenue from such systems. Under the Utilities Development Program (Phase 1) with the Governments of Canada and British Columbia, the royalty is at a rate of 4% commencing in 1998 to a maximum equal to the original amount of the government contributions of $8,892,000 (CDN$ 10,702,000). Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”) entered into during 1997, as at December 31, 2004, the Corporation has agreed to pay a 4% royalty on future revenue from fuel cell-based stationary power products up to $26,727,000 (CDN$32,169,000) in exchange for a contribution of $24,393,000 (CDN$29,360,000) representing 32% of costs incurred in the development and demonstration of a 250 kW natural gas PEM stationary power generator. The TPC royalty on fuel cell-based stationary power products becomes payable commencing at the later of:

(a) January 1, 2001; and,
(b) the earlier of:
          (i) January 1 of the year the Corporation reports a net profit after tax in its audited financial statements; and,
          (ii) five years following the commencement of sales of fuel cell-based stationary power products.

During 2004, the Corporation made payments of $1,802,000 (CDN$2,320,000) to TPC, representing 32% of proceeds on disposition of equipment originally acquired as part of the 250 kW natural gas PEM stationary power generator demonstration. These amounts reduce the total amount payable.

          The Corporation has issued a letter of credit in the amount of $1,157,000 (2003 - $1,077,000) related to a lease agreement for premises.

          At December 31, 2004, the Corporation has outstanding commitments aggregating up to a maximum of $6,296,000 (2003 - $5,880,000) relating primarily to research and development programs and information technology infrastructure and application.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	5 1

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S  C O N T I N U E D

15. I N C O M E  T A X E S

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for manufacturing and processing companies. The principal factors causing the difference are as follows:

	2004	2003	2002

Loss before income taxes	$(174,985)	$(124,343)	$(147,225)

Expected tax recovery at 35.6% (2003-35.6%; 2002-35.6%)	$(62,295)	$(44,266)	$(52,412)
Increase (reduction) in income taxes resulting from:
Non-taxable loss realized for accounting purposes	—	1,711	—
Non-deductible expenses	1,009	972	40
Investment tax credits earned	(7,555)	(16,613)	(8,375)
Non-deductible minority interest	—	(1,630)	(11,016)
Financing costs of other years	(1,765)	(1,337)	(1,480)
Foreign tax rate differences	(1,513)	(1,922)	(2,951)
Write-down of assets held for sale	8,206	—	—
Losses and other deductions for which no benefit has been recorded	63,913	63,085	76,194

Income tax expense	—	—	—
Large corporations tax	422	749	1,192

Income taxes	$422	$749	$1,192

The Corporation has available to carry forward the following as at December 31:

	2004	2003(1)

Canadian scientific research expenditures	$392,791	$336,933
Canadian losses from operations	54,916	49,305
Canadian capital losses	7,168	6,675
Canadian investment tax credits	86,703	74,972
German losses from operations for corporate tax purposes	437,960	382,009
German losses from operations for trade tax purposes	274,010	229,432
U.S. federal losses from operations	95,333	73,297

The Canadian scientific research expenditures and capital losses may be carried forward indefinitely. The German losses from operations may be used to offset future taxable income in Germany for corporate tax and trade tax purposes and may be carried forward indefinitely. The U.S. losses from operations may be used to offset future U.S. taxable income and expire over the period from 2009 to 2024.The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2007 to 2011.

5 2	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

          The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2007	$272
2008	2,549
2009	9,856
2010	14,404
2011	20,784
2012	16,667
2013	15,971
2014	6,200

$86,703

The following sets forth the tax effect of temporary differences that give rise to future income tax assets and liabilities:

	2004	2003(1)

Future income tax assets
Scientific research expenditures	$139,833	$119,948
Investment in associated companies	5,692	4,676
Accrued warranty liabilities	11,413	10,604
Share issuance costs	194	1,481
Losses from operations carried forward	201,120	176,387
Capital losses	1,276	1,188
Investment tax credits	55,837	48,282
Non-deductible accounting allowances	4,607	3,151

Total future income tax assets	419,972	365,717
Less valuation allowance
- Canada	(252,887)	(208,452)
- U.S.	(23,869)	(13,114)
- Germany	(136,717)	(115,987)

	(413,473)	(337,553)

Net future income tax assets	6,499	28,164
Future income tax liability
Property, plant and equipment and intangible assets	6,499	28,164

Net future income taxes	$—	$—

(1) Certain of the prior years’ amounts have been restated to include changes as a result of the Canada Revenue Agency’s audit and amended Canadian income tax returns.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	5 3

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S  C O N T I N U E D

16. R E L A T E D  P A R T Y  T R A N S A C T I O N S

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates, and the Corporation’s equity accounted investees. The revenue and costs recognized from such transactions reflect the prices and terms of sales and purchase transactions with related parties which are in accordance with normal trade practices.

	2004	2003

Balances with related parties
Accounts receivable	$8,700	$15,373
Accounts payable	1,333	2,531

	2004	2003	2002

Transactions during the year with related parties
Revenues from fuel cells, engineering services and related equipment	$46,898	$78,322	$49,562
Purchases	1,759	1,800	1,553
Contract research and development expenditures	768	1,227	1,029

In 2004, the Corporation acquired $1,504,000 of intellectual property from a related party. In 2003, the Corporation acquired $2,403,000 (2002 - $2,378,000) of intellectual property from a related party in exchange for 221,356 (2002 – 221,357) common shares of the Corporation.

17. S U P P L E M E N T A L   D I S C L O S U R E  O F  C A S H   F L O W   I N F O R M A T I O N

	2004	2003	2002

Income taxes paid	$289	$147	$1,009
Non-cash financing and investing activities
Compensatory shares	$3,526	$5,549	$1,589
Issuance of common shares on acquisition of other businesses (note 2)	—	30,386	30,110
Issuance of common shares for intellectual property (note 16)	—	2,403	2,378
Acquired intellectual property accrued in other liabilities (note 16)	1,116	—	—

18. S E G M E N T E D  F I N A N C I A L  I N F O R M A T I O N

The Corporation’s business operates in three market segments: Transportation, Power Generation and Material Products. The Corporation develops, manufactures and markets complete PEM fuel cell products and electric drive systems for the Transportation market segment. The Corporation develops, manufactures and markets PEM fuel cell products and power electronics for the Power Generation market segment. The Corporation’s Material Products segment develops, manufactures and markets carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion layer materials for the PEM fuel cell industry.

Segment revenues and segment gain (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which segment managers are held accountable. Segment expenses include research and product development costs directly related to individual segments. Costs associated with shared services and other costs

5 4	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing and general and administrative, which apply generally across all segments and are reviewed separately by senior management. A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property and goodwill, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

	2004	2003	2002

Total revenues
Transportation	$63,965	$102,816	$74,439
Power Generation	4,432	3,406	2,439
Material Products	12,976	13,344	14,059

	$81,373	$119,566	$90,937

Segment income (loss) for year (2)
Transportation	$(16,988)	$(3,727)	$(29,090)
Power Generation	(13,993)	(14,962)	(18,197)
Material Products	(177)	(862)	1,171

Total	(31,158)	(19,551)	(46,116)
Corporate amounts
Research and product development	(38,800)	(40,809)	(44,083)
General and administrative	(15,671)	(17,711)	(22,613)
Marketing	(10,028)	(9,454)	(9,407)
Depreciation and amortization	(40,094)	(46,408)	(44,486)
Investment and other income	3,670	29,191	17,117
Loss on disposal and write-down of long-lived assets	(17,678)	(13,274)	(890)
Write-down of assets held for sale	(23,051)	—	—
Equity in loss of associated companies	(2,175)	(2,067)	(2,298)
Minority interest	—	4,578	30,944
Business integration and restructuring costs	—	(8,838)	(27,532)
License and royalty income	—	—	2,383
Other	—	—	(244)

Loss before income taxes	$(174,985)	$(124,343)	$(147,225)

(2) Research and product development costs directly related to segments are included in segment income (loss) for the year.

In 2004, revenues of the Transportation segment included sales to two customers that exceeded 10% of total revenue in the amounts of $36,795,000 and $8,507,000. Revenues for the Material Products segment included sales to one customer of $8,999,000.

          In 2003, revenues of the Transportation segment included sales to two customers that exceeded 10% of total revenue in the amounts of $48,745,000 and $27,788,000.

          In 2002, revenues of the Transportation segment included sales to three customers that exceeded 10% of total revenue in the amounts of $28,985,000, $18,732,000 and $10,700,000. Revenues for the Material Products segment included sales to one customer of $10,062,000.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	5 5

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S  C O N T I N U E D

18. S E G M E N T E D  F I N A N C I A L  I N F O R M A T I  O N  C O N T I N U E D

Revenues and capital asset information by geographic area, as at and for the years ended December 31, is as follows:

	2004		2003		2002

	Revenues	Property, plant and equipment and goodwill	Revenues	Property, plant and equipment and goodwill	Revenues	Property, plant and equipment and goodwill

Canada	$369	$92,518	$350	$93,960	$2,947	$81,341
U.S.	33,774	129,652	40,148	132,119	40,320	134,903
Japan	10,414	—	16,649	—	16,918	—
Germany	28,354	52,399	57,589	79,914	29,353	83,115
Other countries	8,462	—	4,830	—	1,399	—

	$81,373	$274,569	$11,566	$305,993	$90,937	$299,359

Revenues are attributed to countries based on customer location.

19. D I F F E R E N C E S  B E T W E E N  C A N A D I A N  A N D  U N I T E D  S T A T E S  A C C O U N T I N G  P R I N C I P L E S  A N D  P R A C T I C E S

These consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Corporation would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“U.S. GAAP”).

          (a) Prior to the acquisition of BPSAG, under Canadian GAAP, the Corporation’s carrying value of its investment in BPSAG included the value of intellectual property transferred to BPSAG. Under U.S. GAAP, this intellectual property is not recorded by BPSAG.

          In 2001, the Corporation increased its ownership in BPSAG to 50.1% and commenced consolidating BPSAG instead of recording the investment under the equity method. As a result of the difference in accounting for intellectual property discussed above, under U.S. GAAP the amount of intellectual property and minority interest recognized on the acquisition of BPSAG has decreased and goodwill has increased as compared to the amounts recorded under Canadian GAAP. Accordingly, under U.S. GAAP, the amount of amortization of intangible assets is decreased. In 2002, losses of BPSAG exceeded the minority interest under U.S. GAAP and the excess was recorded as an additional loss.

          (b) Under Canadian GAAP, in-process research and development is amortized over its remaining useful life, which has been estimated as five years. Under U.S. GAAP, in-process research and development is written off immediately if it does not have any other alternative uses. Given the immediate write-off of the in-process research and development, there is no future income tax liability recorded for the amount.

          (c) Under Canadian GAAP, the adoption of the U.S. dollar in 2001 as the presentation and measurement currency was implemented by translating all prior year financial statement amounts at the foreign exchange rate on December 31, 2001. Under U.S. GAAP, a change in presentation and measurement currency is implemented retroactively, such that prior period financial statements are translated under the current rate method using foreign exchange rates in effect on those dates. As a result, there is a difference in the share capital, additional paid-in capital, accumulated deficit and accumulated other comprehensive income amounts under U.S. GAAP as compared to Canadian GAAP.

5 6	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

          (d) Under Canadian GAAP,  the Corporation has accounted for funding received in prior years under the TPC agreement in accordance with specific pronouncements on accounting for government assistance by reducing research and product development expenses, cost of revenues, inventory and capital assets by the amount of the funding received. Under U.S. GAAP, there are no authoritative accounting standards addressing the various types of government assistance programs. Since the TPC funding combines the characteristics of a grant with some characteristics of a debt instrument, the Corporation has recorded the entire funding as long-term debt under U.S. GAAP. In addition, the U.S. GAAP liability is a Canadian dollar denominated liability and, as a result, foreign exchange gains and losses are incurred.

          (e) Under Canadian GAAP, the Corporation is required to account for gains and losses on the issuance of shares by a subsidiary or other entity which the Corporation accounts for on an equity basis, as a component of income. Under U.S. GAAP, the effect of such dilution gains are recorded in equity, as an increase in paid-in capital rather than as income.

          (f) Prior to 2002, under Canadian GAAP, no compensation was recorded for employee share distribution plans. On June 13, 2000, the shareholders approved the BGS share exchange plan (note 13(e)) which resulted in a compensatory charge to the income statement in 2002 of $660,000. Subsequent to the approval date, the plan is accounted for as a variable option plan under U.S. GAAP. Subsequent to January 1, 2003, under both Canadian and U.S. GAAP, the Corporation elected to use the fair-value based method, on a prospective basis, to record compensation expense for share distributions and stock option grants, and as a result no further difference exists.

          (g) Under Canadian GAAP, short-term investments are carried at the lower of cost and fair market value. Under U.S. GAAP, the short-term investments are classified as available-for-sale and are carried at fair market value. Unrealized holding gains and losses related to the short-term instruments are reflected as a separate component of shareholders’ equity.

          (h) Prior to 2004, under Canadian GAAP, the forward exchange contracts were designated and accounted for as hedges, and gains or losses were deferred. Under U.S. GAAP, the contracts did not qualify as hedges and therefore were carried at fair market value, with any gains or losses recorded in net loss. As discussed in note 1(r), commencing in 2004, the Corporation has adopted the fair value method for Canadian GAAP purposes also.

          (i) Under Canadian GAAP, the adoption of Section 3110 Asset Retirement Obligations requires retroactive restatement of prior periods. Under U.S. GAAP, the change in accounting principle results in a charge to net income for the cumulative effect in the year of initial adoption.

          (j) Under Canadian GAAP, investments where no significant influence exists are accounted for using the cost method. Under U.S. GAAP, investments in limited partnerships such as Chrysalix are accounted for using the equity method.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	5 7

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S  C O N T I N U E D

19. D I F F E R E N C E S  B E T W E E N  C A N A D I A N  A N D  U N I T E D  S T A T E S  A C C O U N T I N G   P R I N C I P L E S   A N D  P R A C T I C E S  C O N T I N U E D

          Under U.S. GAAP, these differences would have been reported in the consolidated balance sheets, consolidated statements of operations and accumulated deficit, consolidated statements of cash flows and consolidated statements of shareholders’ equity as follows:

	2004			2003

Consolidated balance sheets	Canadian GAAP	Difference	U.S. CAAP	Canadian GAAP	Difference	U.S. GAAP

Current assets
Cash and cash equivalents	$188,748	$—	$188,748	$278,099	$—	$278,099
Short-term investments (g)	51,511	120	51,631	49,013	324	49,337
Accounts receivable	10,266	—	10,266	14,441	—	14,441
Inventories	12,325	—	12,325	20,376	—	20,376
Prepaid expenses	2,396	—	2,396	2,321	—	2,321
Current assets held for sale	13,003	—	13,003	14,214	—	14,214

	278,249	120	278,369	378,464	324	378,788
Property, plant and equipment	66,846	—	66,846	74,560	—	74,560
Intangible assets (b)	61,916	(2,875)	59,041	100,266	(4,375)	95,891
Goodwill (f)	155,324	490	155,814	155,324	490	155,814
Investments (j)	11,914	(258)	11,656	13,841	(128)	13,713
Long-term assets held for sale (a) (b)	79,815	(17,564)	62,251	109,205	(22,073)	87,132
Other long-term assets	5,107	—	5,107	3,175	—	3,175

	$659,171	$(20,087)	$639,084	$834,835	$(25,762)	$809,073

Current liabilities
Accounts payable and accrued liabilities	$24,574	$—	$24,574	$28,721	$—	$28,721
Deferred revenue	2,662	—	2,662	2,449	—	2,449
Accrued warranty liabilities	27,202	—	27,202	25,985	—	25,985
Current liabilities held for sale	14,734	—	14,734	22,617	—	22,617

	69,172	—	69,172	79,772	—	79,772
Long-term liabilities (d)	9,814	35,619	45,433	8,956	35,990	44,946
Long-term liabilities held for sale	5,094	—	5,094	4,404	—	4,404

	84,080	35,619	119,699	93,132	35,990	129,122
Shareholders’ equity
Share capital (c)	1,231,689	119,583	1,351,272	1,227,079	119,583	1,346,662
Additional paid-in capital (c)(e)	6,902	86,929	93,831	2,717	86,929	89,646
Accumulated deficit	(663,264)	(189,844)	(853,108)	(487,857)	(196,094)	(683,951)
Accumulated other comprehensive income (c)(g)	(236)	(72,374)	(72,610)	(236)	(72,170)	(72,406)

Shareholders’ equity	575,091	(55,706)	519,385	741,703	(61,752)	679,951

	$659,171	$(20,087)	$639,084	$834,835	$(25,762)	$809,073

5 8	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

Consolidated statements of operations	2004	2003	2002

Loss under Canadian GAAP	$(175,407)	$(125,092)	$(148,417)
Research and development (d)	3,033	1,950	—
Depreciation (d)	—	(1,467)	(231)
Amortization of intangible assets (a)(b)	6,010	10,518	10,518
Minority interest (a)(f)	—	(4,364)	(22,549)
Compensatory options (f)	—	—	(660)
Foreign exchange (loss) gain (d)(h)	(2,663)	(8,372)	1,555
Equity loss (j)	(130)	(128)	—
Cumulative effect of change in accounting principle (i)	—	(665)	686

Net loss under U.S. GAAP	(169,157)	(127,620)	(159,098)
Other comprehensive income:
Change in unrealized holding gains arising during the year (g)	(204)	(1,535)	392

Comprehensive loss in accordance with U.S. GAAP	$(169,361)	$(129,155)	$(158,706)
Basic and diluted loss per share, U.S. GAAP	$(1.43)	$(1.09)	$(1.51)

In 2003, loss per share due to the cumulative effect of change in accounting principle (g) was $0.01. Net loss prior to the cumulative effect of change in accounting principle per share was $1.08.

Consolidated statements of cash flows	2004	2003	2002

Cash used for operating activities under Canadian GAAP	$(78,257)	$(42,766)	$(127,045)
Asset retirement obligations (i)	—	—	599

Cash used for operating activities under U.S. GAAP	$(78,257)	$(42,766)	$(126,446)

Cash used in investing activities under Canadian GAAP	$(12,324)	$82,148	$122,342
Asset retirement obligations (i)	—	—	(599)

Cash used in investing activities under U.S. GAAP	$(12,324)	$82,148	$121,743

Cash provided by financing activities under Canadian GAAP and U.S. GAAP	$1,230	$1,484	$101,162

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	5 9

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S  C O N T I N U E D

19. D I F F E R E N C E S  B E T W E E N  C A N A D I A N  A N D  U N I T E D  S T A T E S  A C C O U N T I N G  P R I N C I P L E S   A N D  P R A C T I C E S  C O N T I N U E D

Consolidated statements of shareholders’ equity	Share Capital	Additional paid-in capital	Accumulated deficit	Accumulated other compre- hensive income	Total shareholder’s equity

Balance, December 31, 2001	$1,168,833	$86,929	$(397,233)	$(71,263)	$787,266

Net Loss	—	—	(159,098)	—	(159,098)
Change in unrealized holding gains arising during the year	—	—	—	392	392
Issuance of common shares for cash	95,096	—	—	—	95,096
Issuance of common shares on acquisition of other businesses	30,110	—	—	—	30,110
Issuance of common shares for intellectual property	2,378	—	—	—	2,378
Options exercised	6,143	—	—	—	6,143
Share distribution plan	4,150	—	—	—	4,150

Balance, December 31, 2002	1,306,710	86,929	(556,331)	(70,871)	766,437

Net Loss	—	—	(127,620)	—	(127,620)
Change in unrealized holding gains arising during the year	—	—	—	(1,535)	(1,535)
Issuance of common shares on acquisition of other businesses	30,386	—	—	—	30,386
Issuance of common shares for intellectual property	2,403	—	—	—	2,403
Options exercised	1,519	—	—	—	1,519
Share distribution plan	5,644	2,717	—	—	8,361

Balance, December 31, 2003	1,346,662	89,646	(683,951)	(72,406)	679,951

Net Loss	—	—	(169,157)	—	(169,157)
Change in unrealized holding gains arising during the year	—	—	—	(204)	(204)
Options exercised	1,234	—	—	—	1,234
Share distribution plan	3,376	4,185	—	—	7,561

Balance, December 31, 2004	$1,351,272	$93,831	$(853,108)	$(72,610)	$519,385

20. F I N A N C I A L  I N S T R U M E N T S

At December 31, 2004 and 2003, the fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments. Short-term investments have a fair value of $51,632,000 as at December 31, 2004 (2003 - $49,338,000). The fair value of investments accounted on the cost basis is not practical to determine because not all of the investments are publicly traded.

          Periodically, the Corporation enters into forward foreign exchange contracts to manage exposure to currency rate fluctuations. At December 31, 2004, the Corporation had no forward foreign exchange contracts outstanding.

21. S U B S E Q U E N T  E V E N T S

On January 12, 2005, the Corporation issued 4,457,545 common shares at CDN $12.34 per share, for cash proceeds of CDN $55 million, to DaimlerChrysler and Ford pursuant to the exercise by the Corporation of a Call Agreement entered into on December 31, 2003.

6 0	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEM S INC.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	6 1

6 2	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

BALLARD POWER SYSTEMS INC.	2 0 0 4 ANNUAL REPORT	6 3

6 4	2 0 0 4 ANNUAL REPORT	BALLARD POWER SYSTEMS INC.

Connecting with our Investors

At Ballard, we are committed to providing our investors with quick and easy access to information on the company, our technology, our products, financial information, our annual and quarterly reports, frequently asked questions and much more.

Visit us at: www.ballard.com/be_an_investor.

investors

BALLARD
A
B
C
D

A **News Releases**
Read about our activities.

B **Conference Calls and Webcasts**
Find out about our text reporting date.

C **Investor Requests**
Download our investor kit.

D **Fact Sheet**
Corporate Presentation
Access our most up-to-date corporate information.

BALLARD®

4343 North Fraser Way
Burnaby British Columbia
Canada V5J 5J9
www.ballard.com